OFFERING CIRCULAR
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

Amendment No. 1

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

BioSculpture Technology, Inc.

Commission File Number: 0001606799

Delaware

UNITED STATES:
BioSculpture Technology, Inc.
C/O: Alternative Securities Markets Group
9107 Wilshire Blvd.
Suite 450
Beverly Hills, California 90210
Phone: (213) 407-4386

3845– Electromedical and Electrotherapeutic Apparatus	**45-266608**
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

PART I - NOTIFICATION UNDER REGULATION A

Item 1. Significant Parties

(a) (b) Directors and Officers.

Name and Address	Position(s) Held
Mr. Robert L. Cucin, MD JD	President & Chief Executive Officer, Chairman
BioSculpture Technology, Inc, 1701 South Flagler Drive, Suite 607, West Palm Beach, Florida 33401	
Ms. Deborah Salerno	CFO, Director
BioSculpture Technology, Inc, 1701 South Flagler Drive, Suite 607, West Palm Beach, Florida 33401	
Mr. Jonas Gayer CPA	Treasurer, Director
BioSculpture Technology, Inc, 1701 South Flagler Drive, Suite 607, West Palm Beach, Florida 33401	
Ms. Julia Cucin	Secretary, Director
BioSculpture Technology, Inc, 1701 South Flagler Drive, Suite 607, West Palm Beach, Florida 33401	
Mr. Ralph Prosceno	Director, N.E. Sales Manager
BioSculpture Technology, Inc, 1701 South Flagler Drive, Suite 607, West Palm Beach, Florida 33401	

None of our directors or executive officers has, during the past three years, (1) had any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within three years prior to that time; (2) been convicted in a criminal proceeding or subject to a pending criminal proceeding; (3) been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities, futures, commodities or banking activities; or (4) been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

There are no arrangements or understandings between any two or more of our directors or executive officers. There is no arrangement or understanding between any of our directors or executive officers and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current board of directors. There are also no arrangements, agreements or understandings between non-management shareholders that may directly or indirectly participate in or influence the management of our affairs.

(c) General Partners of the Issuer N/A

(d) (e) Recorded and Beneficial owners of 5 percent or more of any class of the issuer's equity securities.

The following provides the names and addresses of each of the BioSculpture Technology, Inc., Inc. affiliates who own 5% or more of any class of our preferred or common stock:

Name and Address of Record Owner	Shares of Voting Stock of Record Owned	Percentage of Total Voting of Record Owned
Dr. Robert L. Cucin	Preferred	0%
(1) (2)	Common	90%

(1) Dr. Robert Cucin is the Founder, President and Chief Executive Officer of BioSculpture Technology, Inc.
(2) Address: BioSculpture Technology, Inc, 1701 South Flagler Drive, Suite 607, West Palm Beach, Florida 33401

(f) Promoters of the issuer

BioSculpture Technology, Inc.
1701 South Flagler Drive
Suite 607
West Palm Beach, Florida 33401
Phone: (561) 651-7816
http://www.BioSculptureTechnology.com

Alternative Securities Markets Group
9107 Wilshire Blvd.
Suite 450
Beverly Hills, California 90210
Phone: (213) 407-4386
http://www.AlternativeSecuritiesMarket.com

g) Affiliates of the issuer. None

(h) Counsel for Issuer and Underwriters.

Mr. Simon Taylor, Esq.
777 South Flagler Drive
Suite 800 West Tower
West Palm Beach, Florida 33401
Phone: (415) 601-1415

At this time of this filing there is no underwriter(s) in connection with this offering.

(i) through (m) None

Item 2. Application of Rule 262.

No persons identified in response to Item 1 are subject to any of the disqualification provisions as set forth in Rule 262.

Item 3. Affiliate Sales.

None of the proposed offering involves the resale of securities by affiliates of the issuer. The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years. The Company has spent expenditures in excess of revenues the past two years developing its' products and marketing plans.

Item 4. Jurisdictions in which Securities are to be offered.

The Securities to be offered in connection with this proposed offering shall not be offered by underwriters, dealers or salespersons.

The Securities in this proposed offering shall be offered in the following jurisdictions (but not limited to), subject to qualification in each State.

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Markets Group, a California Stock Corporation, an equity partner of the Company, can be viewed at http://www.AlternativeSecuritiesMarket.com.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Units, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to BioSculpture Technology, Inc. and wire or mail funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any State-Specific Investor Suitability Standards.

Item 5. Unregistered Securities Issued or Sold Within One Year.

An option pool of 872,688 shares, equal to the size of 15% of the common outstanding after conversion of the bond holders principal and interest from the Company's Convertible Note Offering of 2010 was authorized as the Stock Issue / Stock Option Plan of 2011. Options for 643,000 Shares (10.7% of current float) have been issued this far and options remain for the remaining 243,731 shares in the pool. The current option awards, the nature of the option, and its vesting are tabulated below.

Option Holders*	Grant	Shares	% Float	Vesting	Exercise Price	Type	Class
Robert Cucin	11/16/2011	174,000	2.9%	11/16/2012	$2.18	Installment	NSO
Jack Meskunas	11/16/2011	116,000	1.9%	11/16/2012	$2.18	Installment	NSO
Jonas Gayer	11/16/2011	58,000	1.0%	11/16/2012	$2.18	Installment	NSO
Peter Ciriscioli	11/16/2011	58,000	1.0%	11/16/2012	$2.18	Installment	NSO
Ralph Prosceno	11/16/2011	58,000	1.0%	11/16/2012	$2.18	Installment	NSO
Debbie Salerno	11/16/2011	58,000	1.0%	11/16/2013	$2.18	Installment	NSO
Simon Taylor	11/16/2011	58,000	1.0%	11/16/2014	$2.18	Installment	NSO
Dick Yules	11/16/2011	58,000	1.0%	11/16/2014	$2.18	Installment	NSO
Tom Guy	09/20/2013	5,000	0.1%	09/20/2018	$2.18	Installment	NSO

(*) Granted under BioSculpture Technology, Inc's 2011 Stock Option / Stock Issue Plan

Item 6. Other Present or Proposed Offerings.

In May of 2014, the Company issued a Regulation "S" Securities Offering to Non-Citizens of the United States for 2,083,333 Shares of the Company's Common Stock at a sales price of $2.40 per share. The Company believes this Common Stock Offering will be closed and fully capitalized prior to this Securities Registration Statement being deemed effective.

Item 7. Marketing Arrangements.

There are no marketing arrangements with respects to this offering. The Offering is on a "Best Efforts" basis and is being offered directly by the Company through its Officers and Directors. There are no plans to stabilize the market for the securities to be offered. The Company will be selling these Securities directly, and no underwriter or dealer is responsible for the distribution of this offering.

Item 8. Relationship with Issuer of Experts Named in Offering Statement. None.

Item 9. Use of a Solicitation of Interest Document. None used.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

PART II – OFFERING CIRCULAR

BioSculpture Technology, Inc.

<u>Corporate</u>:

BioSculpture Technology, Inc.

1701 South Flagler Drive, Suite 607

West Palm Beach, Florida 33401

<u>http://www.BioSculptureTechnology.com</u>

Phone: (561) 651-7816

<u>Offering / Investors</u>:

BioSculpture Technology, Inc.

C/O: Alternative Securities Markets Group

9107 Wilshire Blvd., Suite 450

Beverly Hills, California 90210

<u>http://www.AlternativeSecuritiesMarket.com</u>

(213) 407-4386

Best Efforts Offering of *2,083,333* Shares of Common Stock

Common Stock Shares having a market value of up to:

$5,000,000

<u>Offering Price per Common Stock Unit</u>:

Units 1 – 2,083,333 = $5,000,000 USD

See: Details of the Offering

Maximum Offering: 2,083,333 Common Stock Units

Investing in the Company's Common Stock Units involves risks, and you should not invest unless you can afford to lose your entire investment. See "Risk Factors" beginning on **page 10**.

We are offering a maximum of 2,083,333 Common Stock Units (the "Securities"). **The proposed sale will begin upon receipt of qualification from the SEC.** The offering will begin on the effective date and continue until the Company has sold all of the Securities offered hereby or on such earlier date as the Company may close or terminate the Offering. The Securities offered hereby are offered on a "best efforts" basis.

There is, at this time, no public market for the Securities.

THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SECURITIES AND EXCHANGE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES BEING OFFERED ARE EXEMPT FROM REGISTRATION. THE SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE.

THE SECURITIES OFFERED HEREBY ARE HIGHLY SPECULATIVE, AND AN INVESTMENT IN SECURITIES INVOLVES A HIGH DEGREE OF RISK AND IMMEDIATE AND SUBSTANTIAL DILUTION FROM THE OFFERING PRICE. SEE "RISK FACTORS" AND "DILUTION."

THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS, AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THESE LAWS. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE REGULATORY AUTHORITY NOR HAS THE COMMISSION OR ANY STATE REGULATORY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

UNITS 1 – 2,083,333

	Number of Securities Offered (1)	Offering Price	Selling Commissions (2)	Proceeds to Company
Per Security	------	**$2.40**	**$0.00**	**$2.40**
Total Minimum	**1**	**$2.40**	**$0.00**	**$2.40**
Total Maximum	**2,083,333**	**$5,000.00**	**$0.00**	**$5,000,000**

1) We are offering a maximum of 2,083,333 Common Stock Units at the price indicated. See "Terms of the Offering."
(2) We do not intend to use a placement agent or broker for this Offering.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of **58** pages.

The date of this Amendment to the Offering Circular is June 1st, 2014.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSURER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER MADE BY THIS OFFERING CIRCULAR, NOR HAS ANY PERSON BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON. THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICIATION WOULD BE UNLAWFUL OR ANY PERSON TO WHO IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICIATION. NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE AS HAS BEEN NO CHANGE IN THE AFFAIRS OF OUR COMPANY SINCE THE DATE HEREOF.

THIS OFFERING CIRCULAR MAY NOT BE REPRODUCED IN WHOLE OR IN PART. THE USE OF THIS OFFERING CIRCULAR FOR ANY PURPOSE OHER THAN AN INVESTMENT IN SECURITIES DESCRIBED HEREIN IS NOT AUTHORIZED AND IS PROHIBITED.

THIS OFFERING IS SUBJECT TO WITHDRAWAL, CANCELLATION, OR MODIFICATION BY THE COMPANY AT ANY TIME AND WITHOUT NOTICE. THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION TO REJECT ANY SUBSCRIPTION IN WHOLE OR IN PART NOTWITHSTANDING TENDER OF PAYMENT OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE NUMBER OF SECURITIES SUBSCRIBED FOR BY SUCH INVESTOR.

THE OFFERING PRICE OF THE SECURITIES IN WHICH THIS OFFERING CIRCULAR RELATES HAS BEEN DETERMINED BY THE COMPANY AND DOES NOT NECESSARILY BEAR ANY SPECIFIC RELATION TO THE ASSETS, BOOK VALUE OR POTENTIAL EARNINGS OF THE COMPANY OR ANY OTHER RECOGNIZED CRITERIA OF VALUE.

<u>NASAA UNIFORM LEGEND</u>:

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY THE FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

<u>FOR FLORIDA RESIDENTS ONLY:</u>

EACH FLORIDA RESIDENT WHO SUBSCRIBES FOR THE PURCHASE OF UNITS HEREIN HAS THE RIGHT, PURSUANT TO SECTION 517.061(11) (A) (5) OF THE FLORIDA SECURITIES ACT, TO WITHDRAW HIS

SUBSCRIPTION FOR THE PURCHASE AND RECEIVE A FULL REFUND OF ALL MONIES PAID WITHIN THREE (3) BUSINESS DAYS AFTER THE EXECUTION OF THE SUBSCRIPTION AGREEMENT OR PAYMENT FOR THE PURCHASE HAS BEEN MADE, WHICHEVER, IS LATER. WITHDRAWAL WILL BE WITHOUT ANY FURTHER LIABILITY TO ANY PERSON. TO ACCOMPLISH THIS WITHDRAWAL, A SUBSCRIBER NEED ONLY SEND A LETTER OR TELEFAX TO THE COMPANY AT THE ADDRESS SET FORTH IN THIS OFFERING CIRCULAR INDICATING HIS/HER INTENTION TO WITHDRAWAL.

SUCH LETTER OR TELEFAX SHOULD BE SET AND POSTMARKED PRIOR TO THE END OF THE AFOREMENTIONED THIRD BUSINESS DAY. IT IS ADVISABLE TO SEND SUCH LETTER BY CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO ENSURE THAT IT IS RECEIVED AND ALSO TO EVIDENCE THE TIME IT WAS MAILED. IF THE REQUEST IS MADE ORALLY, IN PERSON OR BY TELEPHONE TO AN OFFICER OF THE COMPANY, A WRITTEN CONFIRMATION THAT THE REQUEST HAS BEEN RECEIVED SHOULD BE REQUESTED.

THE SECURITIES REFERRED TO HEREIN WILL BE SOLD TO AND ACQUIRED BY THE HOLDER IN A TRANSACTION EXEMPT UNDER 517.061 OF THE FLORIDA SECURITIES ACT. THE SECURITIES HAVE NOT BEEN REGISTERED UNDER SAID ACT IN THE STATE OF FLORIDA.

FOR NEW YORK RESIDENTS:

THIS OFFERING CIRCULAR HAS NOT BEEN REVIEWED BY THE ATTORNEY GENERAL PRIOR TO ITS ISSUANCE AND USE. THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL. THIS PRIVATE OFFERING MEMORANDUM DOES NOT CONTAIN AN UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH THEY WERE MADE, NOT MISLEADING. IT CONTAINS A FAIR SUMMARY OF MATERIAL TERMS AND DOCUMENTS PURPORTED TO BE SUMMARIZED HEREIN.

FOR ALL RESIDENTS OF ALL STATES:

THE UNITS OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF CERTAIN STATES AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE INTERESTS ARE SUBJECT IN VARIOUS STATES TO RESTRICTION ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER SAID ACT AND SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

PART II — OFFERING CIRCULAR

ITEM 3. SUMMARY INFORMATION, RISK FACTORS AND DILUTION

Investing in the Company's Securities is very risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors, including those listed in this Securities Offering.

Medical Technology and Device Industry Risks

The Medical Technology and Device Industry investments are subject to varying degrees of risk. The yields available from equity investments in Medical Technology and Device Industry Companies depends on the amount of income earned and capital appreciation generated by the company as well as the expenses incurred in connection therewith. If any of the Company's products or assets does not generate income sufficient to meet operating expenses, the Company's Common Stock value could adversely be affected. Income from, and the value of, the Company's Products and Assets may be adversely affected by the general economic climate, the General Medical Technology and Device Market Conditions such as oversupply of related products or a reduction in demand for Medical Technology and Device products in the areas in which the Company's Products and Assets are located, competition from other Medical Technology and Device Companies, and the Company's ability to provide adequate Medical Technology and Device Products. Revenues from the Company's Products and Assets are also affected by such factors such as the costs of product production and operations, as well as global and national market conditions.

Because Medical Technology and Device Industry investments are relatively illiquid, the Company's ability to vary its asset portfolio promptly in response to economic or other conditions is limited. The relative illiquidity of its holdings could impede the Company's ability to respond to adverse changes in the performance of its Products and Assets. No assurance can be given that the fair market value of the Products Produced or Assets Acquired by the Company will not decrease in the future. Investors have no right to withdrawal their equity commitment or require the Company to repurchase their respective Common Stock interests and the transferability of the Common Stock Units is limited. Accordingly, investors should be prepared to hold their investment interest until the Company is dissolved and its assets are liquidated.

Regulatory Approvals

The medical device industry is a highly regulated industry. Approval of our current and future products require FDA inspection of our facilities and FDA clearance for sale of new products and their indications. This involves expense with no guarantee such approval or indication for sale will be granted. Sale in European Community requires CE for medical device sales and other countries have similar agencies from which approval must be sought. These approvals require the assistance of paid consultants and certain testing which result in additional expenses.

Building Manufacturing Capacity and Certification

In order to commercialize our products in volume, we need to either build additional internal manufacturing capacity or contract with one or more manufacturing partners, or both. Our technology and the manufacturing process for our products is highly complex, involving a larger number of unique parts, and we may encounter unexpected difficulties in manufacturing our products. There is no assurance that we will be able to continue manufacturing our products. There is no assurance that we will be able to continue to build manufacturing partners, or both, to meet the volume and quality requirements necessary to be successful in the market. Manufacturing and product quality issues may arise as we increase the scale of our production. If our products do not consistently meet our customers' performance expectations, our reputation may be harmed, and we may be unable to generate sufficient revenue to become profitable. Any delay or inability in establishing or expanding our manufacturing capacity could diminish our ability to develop or sell our products, which could result in lost revenue and seriously harm our business, financial condition and results of operation.

We rely on other companies for the manufacture of devices, components and sub-assemblies. We may not be able to successfully scale the manufacturing process necessary to build and test multiple products on a full commercial basis, in which event our business would be materially harmed.

Our Products are complex and involve a large number of unique components, many of which require precision manufacturing. The nature of the products requires customized components that are currently available from a limited number of sources, and in some cases, sole or single sources. If we are unable to secure a sufficient supply of these product components, we will be unable to manufacture and sell our products in a timely fashion or in sufficient quantities or under acceptable terms. Additionally, for those components that are currently purchased from a sole or single source supplier, we have not yet arranged for alternative suppliers. It might be difficult to find alternative suppliers in a timely manner and on terms acceptable to us.

For international sales it is imperative that BioSculpture Technology, Inc. obtain CE certification as the device regulatory agencies of many companies require that in addition to their own or U.S. FDA approval for sale. Although the Company has employed independent testers and consultants to assure its products, manufacturing methods, tests and procedures are inconformity with ISO 9001, ISO 13485 and other applicable guidelines for such certification, the Company has not yet obtained CE for Airbrush® Liposculptor II and it must obtain such certification for any future products as well to facilitate international sales. This may lead to additional costs and delays before international sales are realized.

Customer Base Acceptance

The Airbrush® Liposculptor II is a Twin Cannula Assisted Liposuction ("TCAL") device that offers particular advantage in the removal of fat from significantly overweight and obese patients. Therefore the typical purchasing surgeon is a board certified plastic surgeon, cosmetic surgeon, otolaryngologist or gynecologist who performs liposuction surgeries in volumes larger than 1,500 to 3,000 gm. (3.3 to 6.6 lbs) per session and does so in suitability inspected and accredited facilities.

While the Company believes it can further develop the existing customer base, and develop a new and broader base through the development and marketing of Airbrush® IIE, an electrical large volume TCAL device, and Airbrush® III which targets the dermatologists and cosmetic surgeons performing small volume liposuctions in less well-equipped offices and spas, the inability of the Company to further develop such a customer base could have a material adverse effect on the Company. Although the Company believes that its product matrix offers advantages over competitive companies and products and will promote its products and methods in a coordinated internet and conventional, trade and lay advertising campaign, no assurance can be given that BioSculpture Technology, Inc's products will attain a degree of market acceptance on a sustained basis or that it will generate revenues sufficient for sustained profitable operations.

Competition

Competition in the Power Assisted Liposuction Market ("PAL") exists from vibrating short stroke single cannula devices such as MicroAire's PAL2000 which currently markets for $14,000 and has captured 2/3 of the market for PAL. Byron Medical (having been acquired by Mentor, now part of the Ethicon Division of Johnson and Johnson) as a non-exclusive license of the earliest patent of Rocin Laboratory, Inc.'s Liposuction portfolio to which the Company now has an exclusive, paid-up, royalty-free, perpetual license, captured 25% of the market with its ARC®II reciprocating device and its now expired license. Our Airbrush® Liposculptor III to be marketed for $9,000 because of it low COGS directly targets the same PAL market as the MicroAire device in particular as it offerings a cheaper device with less vibration because of the stationary barb to which the vacuum tubing is attached. It is highly unlikely that MicroAire will relinquish its market share of the liposuction market willingly but we believe our better design and lower cost of goods will allow us to compete successfully.

Competition also exists from LASER-Assisted Liposuction ("LAL") devices and Ultrasound-Assisted Liposuction devices ("UAL") which market in the range of $100,000 and $40,000 respectively. Both melt the fat, expose the patient to the risk of burns, and require manual or PAL devices to remove the dissolved fat. A recent entry of unproven merit Water-Assisted Liposuction ("WAL") has garnered a few proponents and markets for $60,000.

There are also transcutaneous microwave, LASER and ultrasound devices that may offer limited spot improvements of fatty deposits over multi-visit treatments of select, suitably motivated patients. However, in spite of their overhyped promotions, these non-invasive devices are not appropriate for the two-thirds of the population requiring the more significant and dramatic changes to their bodies that only surgery can provide. Effective or not, there will always be some appeal for the public to try a non-invasive treatment first before resorting to surgery.

If and when we enter the bariatric market with our EVL™ device, it is likely Allergan's Lap-Band® will be our principal competitor. They have an established, albeit declining market share but it is unlikely they will relinquish it without aggressive advertising and promotion. In addition there are brand loyalty and vested interests. We believe our patented procedure and device which does not involve leaving behind a foreign body and the ability for retreatment to avoid a weight loss plateau can confer a substantial market advantage for us and overcome these potential obstacles. There is however no assurance that this will be the case.

Where there does exist some current competition, Management believes that BioSculpture Technology, Inc's products are technologically-advanced, well positioned, top quality, and unique in nature and the advantages they provide. There are currently no other TCAL products on the market and Airbrush® IIE offers an improved electromechanical entry for this large volume sector. However market acceptance cannot be assured. The expertise of Management combined with the innovative nature of its marketing approach, and the potential strength of its brands set the Company apart from its competitors. However, there is the possibility that new competitors could seize upon BioSculpture Technology, Inc's business model and produce reverseengineered competing products or services with similar focus in spite of our issued and pending patent, EPO and PCT protection. Although we have multiple pending patent applications for improvements upon it and have obtained patents for its endoscopic use in the removal of visceral fat within the abdomen, twin cannula technology is now off patent for subcutaneous liposuction. New competitors could be better capitalized than BioSculpture Technology, Inc., which could give them a significant advantage. There is the possibility that the competitors could capture market share of BioSculpture Technology, Inc's intended market.

Our Ability to Succeed Depends on our Ability to Grow our Business and Achieve Profitability

The introduction of new products and services, and expansion of our distribution channels will contribute significantly to our operational results, and we will continue to develop new and innovative ways to manufacture our products and expand our distribution in order to maintain our growth and achieve profitability. Our future operational success and profitability will depend on a number of factors, including, but not limited to:

- Our ability to manage costs;
- The increasing level of competition in the Medical Device and Technology Industry;
- Our ability to continuously offer new and improved products;
- Our ability to maintain efficient, timely and cost-effective production and delivery of our products;
- The efficiency and effectiveness of our sales and marketing efforts in building product and brand awareness;
- Our ability to identify and respond successfully to emerging trends in the Medical Device and Technology Industry;
- The level of consumer acceptance of our products;
- Regulatory compliance costs; and
- General economic conditions and consumer confidence.

We may not be successful in executing our growth strategy, and even if we achieve targeted growth, we may not be able to sustain profitability. Failure to successfully execute any material part of our growth strategy would significantly impair our future growth and our ability to attract and sustain investments in our business.

Development Stage Business

BioScultpure Technology, Inc. commenced operations in March of 2001 and is organized as a Stock Corporation under the laws of the State of Delaware. Accordingly, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that BioSculpture Technology, Inc. will operate profitably.

Inadequacy of Funds

Gross offering proceeds of a maximum of $5,000,000 may be realized. Management believes that such proceeds will capitalize and sustain the Company sufficiently to allow for the implementation of the Company's Business Plans. If only a fraction of this Offering is sold, or if certain assumptions contained in Management's business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business.

Dependence on Management

In the early stages of development the Company's business will be significantly dependent on the Company's management team. The Company's success will be particularly dependent upon the services of Mr. Robert L. Cucin, MD & JD, the Company's Founder, President and Chief Executive Officer.

Risks of Borrowing

Although the Company does not intend to incur any additional debt from the investment commitments provided in this offering, should the company obtain secure bank debt in the future, possible risks could arise. If the Company incurs additional indebtedness, a portion of the Company's cash flow will have to be dedicated to the payment of principal and interest on such new indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of members of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Minimum Amount of Capital to be Raised

The minimum amount of Securities that need to be sold in this offering for the Company to access the investment funds is $25,000. After the Minimum Amount of Capital required to be reached, all Investor funds will be transferred from the Company's Investment Holding Account to the Company. The Company cannot assure you that subscriptions for the entire Offering will be obtained. The Company has the right to terminate this offering of Securities at any time, regardless of the number of Securities that have sold. The Company's ability to meet financial obligations, cash needs, and to achieve objectives, could be adversely affected if the entire offering of Securities is not fully subscribed.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements above and beyond those presently known to or anticipated by management. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Control by Management

As of June 1st, 2014 the Company's Managers owned approximately 90.4% of the Company's outstanding Common Stock Units and 0% of the Company's Preferred Stock Units. Upon completion of this Offering, The Company's Management will own approximately 55% of the outstanding Common Stock Units of the Company and 0% of the outstanding Preferred Stock Units of the Company. Investors will have the ability to control either a vote of the Company's Managers or any appointed officers. See "COMPANY MANAGERS" section.

Return of Profits

The Company has never declared or paid any cash dividends on its Common Stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company's Operations and Holdings. As a result, the Company does not anticipate paying any cash dividends to its Common Stock Holders for the foreseeable future.

No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets

In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the Company has acquired, developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with other investment funds, may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

The Company's Continuing as a Going Concern Depends Upon Financing

If the Company does not raise sufficient working capital and continues to experience pre-operating losses, there will most likely be substantial doubt as to its ability to continue as a going concern. Because the Company has generated no revenue, all expenditures during the development stage have been recorded as pre-operating losses. Revenue operations have not commenced because the Company has not raised the necessary capital.

Broker - Dealer Sales of Units

The Company's Common Stock Units are not included for trading on any exchange, and there can be no assurances that the Company will ultimately be registered on any exchange. The NASDAQ Stock Market, Inc. has recently enacted certain changes to the entry and maintenance criteria for listing eligibility on the NASDAQ SmallCap Market. The entry standards require at least $4 million in net tangible assets or $750,000 net income in two of the last three years. The proposed entry standards would also require a public float of at least 1 million shares, $5 million value of public float, a minimum bid price of $2.00 per share, at least three market makers, and at least 300 shareholders. The maintenance standards (as opposed to entry standards) require at least $2 million in net tangible assets or $500,000 in net income in two of the last three years, a public float of at least 500,000 shares, a $1 million market value of public float, a minimum bid price of $1.00 per share, at least two market makers, and at least 300 shareholders.

No assurance can be given that the Common Stock Units of the Company will ever qualify for inclusion on the NASDAQ System or any other trading market until such time as the Managing Members deem it necessary. As a result, the Company's Common Stock Units are covered by a Securities and Exchange Commission rule that opposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and qualified investors. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and will also affect the ability of members to sell their units in the secondary market.

Secondary Market

No application is currently being prepared for the Company's Securities to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Securities to trading on an "Over-the-Counter" or "Open

Market", though the Company intends to submit an S-1 or Form 10 Filing within TWELVE MONTHS of the close of this securities offering. There can be no assurance that a liquid market for the Securities will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Securities easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a **severely adverse effect on the market value of the Securities and investors wishing to sell the Securities might therefore suffer losses.**

Certain Factors Related to Our Common Stock

Because the Company's Common Stock may be considered a "penny stock," and a shareholder may have difficulty selling shares in the secondary trading market.

The Company's Common Stock Securities may be subject to certain rules and regulations relating to "penny stock" (generally defined as any equity security that has a price less than $5.00 per share, subject to certain exemptions). Broker-dealers who sell penny stocks are subject to certain "sales practice requirements" for sales in certain nonexempt transactions (i.e., sales to persons other than established customers and institutional "qualified investors"), including requiring delivery of a risk disclosure document relating to the penny stock market and monthly statements disclosing recent price information for the penny stocks held in the account, and certain other restrictions. For as long as the Company's Common Stock is subject to the rules on penny stocks, the market liquidity for such securities could be significantly limited. This lack of liquidity may also make it more difficult for the Company to raise capital in the future through sales of equity in the public or private markets.

The price of the Company's Common Stock may be volatile, and a shareholder's investment in the Company's Common Stock could suffer a decline in value.

There could be significant volatility in the volume and market price of the Company's Common Stock, and this volatility may continue in the future. The Company's Common Stock may be listed on the OTCQB, OTCQX, OTCBB, The Bermuda BSX Exchange, the London Stock Exchange's AIM Market, the Canadian TSX Venture Exchange or TMX Exchange, the Irish Stock Exchange, the Frankfurt Stock Exchange and / or the Berlin Stock Exchange, where each has a greater chance for market volatility for securities that trade on these markets as opposed to a national exchange or quotation system. This volatility may be caused by a variety of factors, including the lack of readily available quotations, the absence of consistent administrative supervision of "bid" and "ask" quotations and generally lower trading volume. In addition, factors such as quarterly variations in our operating results, changes in financial estimates by securities analysts or our failure to meet our or their projected financial and operating results, litigation involving us, general trends relating to liposuction and bariatric surgery, the Medical Device and Technology Industry, actions by governmental agencies, national economic and stock market considerations as well as other events and circumstances beyond our control could have a significant impact on the future market price of our Common Stock and the relative volatility of such market price.

Compliance with Securities Laws

The Company's Securities are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, applicable Texas Securities Laws, and other applicable state securities laws. If the sale of Securities were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Securities. If a number of purchasers were to obtain rescission, we would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

Offering Price

The price of the Securities offered has been arbitrarily established by our current Managers, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The Offering price bears little relationship to the assets, net worth, or any other objective criteria.

Lack of Firm Underwriter

The Securities are offered on a "best efforts" basis by the Company Managers, without compensation and on a "best efforts" basis through certain FINRA registered broker-dealers, which enter into Participating Broker-Dealer Agreements with the

Company. Accordingly, there is no assurance that the Company, or any FINRA broker-dealer, will sell the maximum Securities offered or any lesser amount.

Projections: Forward Looking Information

Management has prepared projections regarding anticipated financial performance. The Company's projections are hypothetical and based upon a presumed financial performance of the Company, the addition of a sophisticated and well funded marketing plan, and other factors influencing the business. The projections are based on Management's best estimate of the probable results of operations of the Company and the investments made by management, based on present circumstances, and have not been reviewed by independent accountants and/or auditing counsel. These projections are based on several assumptions, set forth therein, which Management believes are reasonable. Some assumptions, upon which the projections are based, however, invariably will not materialize due the inevitable occurrence of unanticipated events and circumstances beyond Management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the entry into a market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to the Company's business. While Management believes that the projections accurately reflect possible future results of operations, those results cannot be guaranteed.

ITEM 4. PLAN OF DISTRIBUTION

A maximum of 2,083,333 Common Stock Units are being offered to the public at $2.40 per Common Stock Unit. A minimum of $250,000 must be invested prior to the Company having access to the Investment Proceeds. A maximum of $5,000,000 will be received from the offering. No Securities are being offered by any selling shareholders. The Company will receive all proceeds from the sale of Securities after the minimum of $250,000 has be reached.

The Offering is on a "Best Efforts" basis and is being offered directly by the Company and its Management. There are no plans to stabilize the market for the Securities to be offered. Investors can purchase Securities directly from the Company by completing a Subscription Agreement Online at www.AlternativeSecuritiesMarket.com. Securities can be purchased by check, money order, or bank wire transfer. Investors should call the Company for bank wire transfer instructions should they choose that method of payment for Securities.

If an underwriter is selected to assist in this offering, the Company will be required to amend the Form 1-A to include the disclosures required regarding engaging an underwriter to assist in the offering.

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Markets Group, a California Stock Corporation), an equity partner of the Company, can be viewed at ***http://www.AlternativeSecuritiesMarket.com***.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Securities, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **BioSculpture Technology, Inc.** and either mail or wire funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any state-specific Investor suitability standards.

The Company reserves the right to reject any Investor's subscription in whole or in part for any reason. If the Offering terminates or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by the Company. Although these materials will not contain information in conflict with the information provided by this Offering and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Securities, these materials will not give a complete understanding of this Offering, the Company or the Securities and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Securities.

ITEM 5. USE OF PROCEEDS TO ISSUER

The Company seeks to raise maximum gross proceeds of $5,000,000 from the sale of Securities in this Offering. The Company intends to apply these proceeds substantially as set forth herein, subject only to reallocation by Company Management in the best interests of the Company.

A. Sale of Company Common Stock Units

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Proceeds from Sale of Securities	**$5,000,000**	**100%**	**$250,000**	**5%**

B. Offering Expenses

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Offering Expenses (1) (2) (3).	**$250,000**	**5%**	**$12,500**	**5%**

Footnotes:

(1) Includes estimated memorandum preparation, filing, printing, legal, accounting and other fees and expenses related to the Offering.
(2) This Offering is being sold by the Managing Members and Directors of the Company. No compensatory sales fees or related commissions will be paid to such Managing Members.

(3) Units Sold by Approved "Broker Dealers" will receive a commission of 5-10%, and this amount will be added to the "Company's Offering Expense".

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ITEM 6. DESCRIPTION OF BUSINESS

BioSculpture Technology, Inc. (the "Company") was formed on May 18, 2001, as a Delaware Corporation. The Company is in the business of developing, licensing, manufacturing and distributing power assisted liposuction devices and procedures and related medical equipment and technologies.

OPERATIONS:

The Company addresses the vast liposuction and obesity markets with proprietary medical devices and technologies that have received F.D.A. 510(k) clearance for sale. Its products are fully commercially saleable and the subject of fifteen (15) previously issued and now expired patents. It has three (3) newly allowed patent applications, more than ten (10) pending patent applications, and eight (8) registered and incontestable trademarks to protect pipeline products it plans to bring to market. These include next generation versions of those currently marketed. Liposuction is the most commonly performed elective surgical procedure in the world and the most frequently carried out procedure for obesity. BST's patent-pending technology has dramatic advantages for both patient and doctor that make liposuction less painful and less physically taxing, with better results and shorter convalescence. The highly qualified and experienced physician founder and management team are well equipped to capitalize on these opportunities and build the company toward a rapid exit.

The worldwide liposuction market itself is vast, and the potential scope of application of the large volume liposuction capability of our proprietary and patent-pending technology as an alternative therapy for obesity and associated type II Diabetes mellitus is also enormous. In 2012 ASPS reported 202,000 liposuction procedures, and elective plastic procedures in the U.S. is increased by 5% in 2012 from 2011. The potential market is estimated at $500 million in device sales, and our clinical component taps a $576 million yearly U.S. market in surgical fees for per-(liposuction) procedural consumables and brand-based patient referrals. Europe, South America and Asia each equal or surpass the U.S. market in potential size.

The Company's gentler-by-design technology has a number of substantial advantages for both patient and doctor. In our second generation Airbrush® Liposculptor II twin-cannula system, only the inner cannula, a tube within a tube, moves, eliminating the to-and-fro battering ram trauma of a single unsheathed cannula being shoved many thousands of times into a patient during a single surgery. The Company's design helps reduce patient pain, swelling, bruising, unevenness and waviness, blood loss, and the necessity for repeated procedures and shortens convalescence. For the surgeon, by increasing control and eliminating the surgical drudgery, labor and fatigue of manually stroking a single cannula inside the patient, our second generation Airbrush Liposculpture® System *unleashes the artist in the surgeon®*. By reducing anesthesia time and the necessity of corrective procedures, generally carried out at the surgeon's expense, our system saves the doctor money and pays for itself in the first two years of typical usage.

Airbrush® Liposculptor IIE, already in prototype stage, will be introduced to offer an electrical alternative to pneumatic power and minimize vibration even further with stationary vacuum tubing, utilizing the tube-within-a-tube concept at the back end as well as the front end of the instrument.

Two non-exclusive licenses of the first generation technology have successfully tested the market and brought in approximately $320,000 in royalties. Under one license, NuMed and UAM manufactured a reusable electric, single cannula device. Under a second, Byron Medical and Mentor, recently acquired by the Ethicon Division of Johnson and Johnson, manufactured a disposable, air-driven, single cannula device. Those licenses are now expired.

The twin-cannula tissue removal platform has already received pre-market clearance for sale from the FDA under 510(k) #031881 and the company has obtained certificates for export. The Company has opened the Asian market with a pending $1.65 million order from a major Asian distributor for second generation Airbrush® Liposculptor II units, a purchase order the Company anticipates converting to one for the superior Airbrush® Liposculptor IIE units with comparable profitability. Already compliant with ISO 9001/13485 controls in place, and is readied both for inspection to obtain certification for our CE to facilitate further sales to Korea, China, Japan, Europe, and South America and for transition to Airbrush® Liposculptor IIE in those markets. To speed customer readiness to upgrade and regulatory approvals, the company plans to make the Intellimotion® Controller initially backwards compatible with much of the same electronic componentry. Streamlining the manufacturing and the regulatory process, a single Intellimotion® Controller console will be capable of powering and controlling all of our power assisted product offerings.

The Company's twin cannula design and other patent-pending aspects of our technology also confer advantages in potential applications addressing obesity, metabolic syndrome and type II diabetes. Two of these include large volume liposuction and adaptations for laparoscopic removal of the metabolically more harmful visceral fat as potential alternatives to obesity treatments with gastric banding and intestinal bypass.

The company has three (3) newly allowed patents and ten (10) International and U.S. Patent Applications are pending. Eight (8) U.S. registered and incontestable trademarks and strong branding offer a technology and treatment double play as Airbrush Liposculpture® Centers specializing in liposuction surgery using the patent pending method and devices may license the Airbrush® brand and pay BST royalties for patient referral generated through national advertising. Suitably branded Bariatric surgery centers may also be possible given our visceral fat removal procedure patents and the treatment centers may be efficiently combined in a single facility for cost savings and cross sell.

Over $1.3 million has been expended for R&D to acquire significant technologic "know how" for present and future products in our pipeline. Ancillary liposuction surgical devices and consumables, including specialized curved cannulas, bipolar cautery, tumescent cannulas, scroll pump aspirators and pulsed infusers, are in the pipeline. Our multicore quick connect coupler also has other medical device as well as aviation, marine and military applications. BST recently entered into a licensing agreement with Beckman/Colter allowing them to use our connectors in their cell cytometers and related equipment. Airbrush® Liposculptor IIE and EVL™ are scheduled to be introduced in the last quarter of 2014 or the first quarter of 2015. Airbrush® Liposculptor III, scheduled for a launch in the second quarter of 2015, will target small and medium volume liposuction with attractive pricing and profit margin.

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BUSINESS PLAN:

The Company's mission statement is to be the world leading manufacturer of medical devices for the multibillion dollar body sculpturing market in the plastic surgery industry by *Unleashing the Artist in the Surgeon®* and expand its tissue aspiration technology to include devices and methods for entry into the bariatric, fat autograft and stem cell processing markets. The Company was founded by Dr. Robert Cucin, M.D., J.D., a board-certified plastic and reconstructive surgeon who is a Fellow of the American College of Surgeons and the Founder of American Institute of Plastic Surgery, Founder of Rocin Laboratories, Inc. and the Rocin Foundation for Plastic Surgical Research. He is the inventor of the world first single cannula Power Assisted Liposuction (PAL) device based on hands-on clinical experience. This technology was licensed to UAM, NuMed, Byron Medical, and Mentor. His licensee Byron Medical owned 25% of the PAL device market. Byron was acquired by Mentor which was subsequently acquired by the Ethicon Division of Johnson & Johnson. The underlying patent and this license have expired.

PAL technology has since been widely adopted and proliferated to account for approximately 66% of the liposuction device market. Rocin Laboratories possesses extensive patent portfolio on cannula PAL technologies and as patents have expired, pending patents have been filed which migrated to protect the second and third generation of Twin Cannula Assisted Liposuction ("TCAL") technology and improvements upon the basic design.

Twenty years ahead of the current reality TV series "Dr. 90210" on plastic surgery of Beverly Hills, Dr. Cucin's syndicated TV show "Keeping Face & Figure" ran for six years as a ground breaking plastic surgical informational series. Dr. Cucin also has Columbia MBA and is an IP Attorney and Registered Research Analyst in the healthcare sector.

An opportunity exists because liposuction is rough on the surgeon as most surgeons find it physically demanding; its strenuous nature induces a tremor precluding subsequent fine surgery. Exertion interferes with surgical excellence. Liposuction is even rougher on the patients as they are swollen and sore for weeks postoperatively. Results compromised by uneven, lumpy, wavy appearance and bruising and discoloration require weeks to resolve. Larger volume liposuction procedures with other devices cause significant blood loss and revisions and touch-ups are common.

The TCAL Target Market is huge. The number of liposuction surgeries increased 200% from 2003 thru 2007 in the U.S. and there were 289,000 liposuction procedures in 2010 in the U.S alone. The liposuction device market is currently estimated to be $500 Million/year in the U.S. with Europe, South America, and Asia each equal or surpassing the U.S. in potential market size. TCAL's unique large volume removal capability represents a significant advantage to expand into The U.S. diabetes market ($200 Billion/year) – One out of every seven dollars on healthcare expense in the U.S. 50 to 60 pounds may be removed under local anesthesia on an outpatient basis in serial liposuctions with TCAL technology in suitable patients in a combined modality procedure involving a non-undermining dermatolipectomy (skin-fat excision) as the last procedure. As single large volume liposuction of 5 liters (11 lbs.) has been shown to convincingly improve metabolic profiles, this degree of targeted weight loss is sufficient to significantly lower blood pressure, improve lipid profile and glucose tolerance. We believe that this is because the fat about the waistline or "rubber tire" is physically closest to the visceral or "belly fat" which drains into the portal circulation and shares certain vascular anastomoses for common drainage. Combined modality therapy using TCAL can effect such weight loss and aggressive reduction of the waist-to-hips ratio in suitable patients in as little as six to eight weeks. This has the potential of becoming an insurance reimbursed procedure.

2/3 is the U.S. population is overweight and a potential candidate for liposuction. 1/3 frankly obese and 43% of the population is forecast to be obese in 10 years. Liposuction is the most commonly carried out procedure with for a diagnosis of obesity. TCAL's large volume removal capability is licensed to BST alone and is a treatment-changer "Killer App" as an alternative to GI bariatric surgery. Liposuction is the most frequent elective procedure carried out in men and the second most frequent carried out in women in the U.S.

What is even more exciting, financially significant, and potentially an even more of a revolutionary treatment than this large volume subcutaneous fat removal is the feasibility of adapting of BST's technology to the direct endoscopic removal of visceral fat or "belly fat", i.e. fat within the abdomen. Belly fat kills you as it secretes the noxious cytokines (cellular hormones) causing hypertension, type 2 diabetes mellitus, autoimmune diseases and cancer, heart attacks and strokes. BST has been awarded two U.S. patents for a method and device to accomplish this feat in a minimally invasive procedure and a third patent to allow sampling and processing of the fat thus removed so the most hazardous fat may be targeted for removal. This is a yearly $1.9 Billion dollar market from which Lap-Band® reported $160 Million in 2013 from a disposable single use kit that sells for $2,500. We contemplate a similar business model with our EVL™ device and a $1,700 single use consumable that can be sold with an 83% profit margin. BST's patented procedure does not involve cutting into the bowel as with bypass or restrictive procedures which reducing the size of the stomach ("stapling" or "visceral sleeve") or altering the body's internal intestinal flow as with roux-en-Y bypass procedures. Nor does it leave behind a foreign body as with Lap-Band®. These other procedures all are accompanied by significant complications (erosion, infection, fistulas, death, etc.) and life altering sequelae (unavoidable, undesirable consequences) such as diarrhea, fatigue, easy bruising, poor healing, and inability to belch or even eat a normally sized meal in one sitting). In addition weight loss in any of these other procedures eventually stops or "plateaus." BST's procedure could also be repeated so there is potentially no limit on the total amount of body fat which would be lost in response to visceral fat removal without any of these sequelae. It is to be noted that though the animal research to support this treatment is unchallengeable, to date only omental fat has been removed in humans as prior to our twin cannula technology there was no safe, feasible way to remove anything but omental fat. Omentectomy has been found to improve metabolism in conjunction with Lap-Band® procedures in a large Brazilian study but not convincingly with roux-en-Y in an American one, perhaps because the later has the same mode of action, decrease in ghrelin and neuropeptide-Y secretion or because the omentectomy has to be sufficiently complete. It is our belief that another and more reason for this is that as surgeons note the obvious fact that omental fat looks different than mesenteric fat (it's more yellow lumpy and less vascularized) and is likely to behave differently physiologically and metabolically as well. Furthermore a near complete omentectomy is not an altogether benign procedure. Our fat sampling technology can help ascertain if this is true and help us target the most offending visceral fat. As body fat is compartmentalized, with only about 15% being visceral, the belief is that, as with other mammals, a small amount of visceral fat removed will result in some significantly larger multiple, seven (7) times or more of body fat being lost and an improved higher energy metabolic state, something we refer to as "unlatching" and "multiplier" effects. It is our desire and plan to obtain this indication for the use of our devices and ultimately make this claim. 80% of diabetes are obese; diabetes is the leading cause of renal failure leading to dialysis and a frequent cause of blindness. As 7/10 U.S. healthcare dollars are currently spent on obesity related diseases, any cost-effective, safer therapy that improve the suffering of these 1.9B obese patients about the globe is likely be well received by patients, physicians, governments and insurance companies. The success of this potential therapy is not only highly significant to the company but to society at large as 2/3 of the U.S. and similar portions in all developed nations are overweight. Bringing that therapy to market is the most important, significant and "first money in" earmarked use of funds from this Offering, the existing liposuction market being colloquially described as "low hanging fruit."

Total available physician market in the U.S. for liposuction instruments consists of a total of approximately 24,500 board certified plastic surgeons, otolaryngologists, dermatologists, and 5,500 accredited hospitals, and 1,800 spas. As it was developed for medium and larger volume liposuction procedures in overweight and obese patients, Airbrush® Liposculptor II which is pneumatically powered and Airbrush® Liposculptor IIE which will be introduced as its electric version, are targeted for board-certified plastic surgeons, bariatric surgeons, obstetricians, general surgeons, cosmetic surgeons, accredited operating suites, and hospitals. As it was designed for smaller and medium liposuction procedures in normal to moderately overweight patients, Airbrush® Liposculptor III targets all physicians practicing liposuction in any setting, even a minimally equipped spa. With Europe, South America, and Asia market size each about equal to the U.S., the worldwide market size is quadrupled. Leveraging TCAL's large volume removal capability to tap into the diabetes and obesity markets, the potential market size is many billion dollars.

Airbrush® Liposculptor II and IIE is gentler-by-design than the completion, allows larger volumes to be removed with less effort, more control, less trauma and bleeding, and without the danger of the twin cannulas becoming hot. Curved cannulas and bipolar cautery implementations are possible with price points similar ultrasound devices and lower than LASER alternatives, both of which expose the patient to potential burns by stroking hot "pokers" under the skin. Unlike manual or other power assisted liposuction devices on the market, our implementation of TCAL alone has the safety of magnetic coupling to prevent tissue or surgeon injury.

Airbrush® Liposculptor III targets the small volume liposuction market with integrated fat collection and reinjection consumables. It targets the MicroAire single cannula Power Assisted liposuction market with a simpler, cheaper and more vibration-free device. Generic rather than proprietary suction tubing is affixed to a stationary barb rather than being forced to vibrate with the vibrating cannula, reducing the risk of surgeons' carpal tunnel syndrome or tennis elbow.

Our market model is to offer patent protected products to eliminate surgeon's physical labor to ***unleash the artist in the surgeon***® and deliver better results to patients, shorten patient recovery, develop curved cannulas for better body sculpting, and extend usage by licensing into other specialties and the much larger $70 billion medical device market. Our ultimate target is the youth and beauty-conscious baby boomers who are living longer, getting fatter, and spending more money on elective cosmetic surgery procedures.

Airbrush® Liposculptor IIE will replace Airbrush® Liposculptor II targeting larger volume liposuction surgeons and procedures. Our execution strategy is to exploit TCAL large volume removal capability and segment as a Bariatric Surgery alternative offering significant but limited medical improvement to obtain insurance reimbursement until we can have the potentially much more metabolically effective visceral fat removal Bariatric Surgery offering. The company will fast track EVL™ to market to focus on the platform that offers the greatest potential revenue stream. As rapidly as possible we plan to obtain CE for Airbrush® Liposculptor II, IIE and EVL™ to launch worldwide sales. Airbrush® Liposculptor III targets the small and medium volume liposuction device market with lower price points, larger anticipated penetration, and higher profit margin. We will price less than the perceived value premium to penetrate the market and seek ultimate payoff from geometrically-growing consumable residuals ("razor blade" model). We'll maintain barriers to entry – filing patent continuation s with earlier priority and enforcing our patents. We'll continue a large R&D budget and employ rapid CAD-CAM prototyping to retain our technical lead and form selective strategic alliances to increase our scale and scope.

BioSculpture Technology, Inc. (**"BST"**) will employ recognized industry professionals to design and implement a **COORDINATED MARKETING PROGRAM** geared to create "demand pull" and patient flow. Sudler and Hennessey ("S&H"), a WPP company with worldwide presence and broad experience in the healthcare sector will orchestrate our campaign. On August 26, 2013, BST executed an agreement with the Media Funding Group ("MFG") to assure maximal exposure and efficacy of our placements which S&H will schedule and create. Media Funding Solutions received 5,430 shares of stock as a 15% placement fee for the first $100,000 of advertising (equivalent to $2.81/share) at execution. MFG will receive 1% of gross revenues up to a maximum of $200,000 until we become fully reporting, public or listed but any cash revenue stream payments it receives be fully credited against any ad placements or placement fees. In exchange MFS issued us a $2,000,000 media credit for its wide selection of newspaper, glossy magazine, television, radio, internet banner advertising, and bill board advertising inventory. Discounts will be at or better than the frequency discounts off the media rate cards If and when we use this credit we pay a cash placement fee of 15% and for the advertising itself with common stock (valued at $2.81/share) , with the exception of the first $100,000 of ad placements which is entirely for common stock. It guarantees BST a prepaid advertising campaign with minimum cash requirements and is an insurance policy against both slow product and stock sales in the first or second year so we can target an aggressive launch budget of approximately 20% of second year (Y2, 2015) revenues pro rata. Furthermore, exercise of this agreement will be nondilutional to the purchasers of this Offering.

Although our business can move forward with only partial funding on a "boot strap" basis more slowly, properly funded, our launch campaign will be a large scale continuing multimedia event integrating cost-effective internet video, rich and social media with conventional glossy print and regional TV. That program will capitalize on the rifle-barrel marketing efficiencies and academic relationships facilitated by a CEO who is an academically-affiliated and respected plastic surgeon with direct targeted membership and trade show contact. BST will recruit and foster media exposure of prominent podium doctors in select population centers who will conduct training sessions and research. We will promote the ***Cinch It***™ program to exploit the large volume liposuction advantage of our twin-cannula design and use promotional incentives to increase awareness of the ***Airbrush***® brand.

We will both exhibit and present at trade show conferences with body sculpting, liposuction, and obesity emphasis – for both those physicians who already perform the procedure and those who are now adding it to their repertoire. (e.g. **American Society of Plastic Surgeons, American Society of Cosmetic Surgeons, American Society of Bariatric Surgeons, Lipolysis Society, International Society of Cosmetic Gynecology** etc.). Sudler and Hennessey and our strategic relationship with Media Funding Solutions will allow us to structure and implement a plan aggressively using Press Releases describing the product (e.g. ***IPR Wire, Healthy Aging, Cosmetic Surgery Times, Plastic Surgery News***), its safety and effectiveness, release early results from clinical and animal studies, and make extensive use of the internet in targeted direct group membership mailings featuring enriched internet media (video clips, flash media animations, before and after photographs, workshops, etc.).

PODIUM DOCTOR & INFLUENTIAL ACADEMICIANS: We will place instruments in the right hands – those of podium doctors in 3-5 already identified centers where the device would be readily accepted, assure viral exposure to other influential surgeons and future surgeons in training, and be used both for treating patients and collecting data. We will support those physicians with publicity and stay in close contact with them to obtain feedback from them, allowing us to tweak and time the introduction of the developed products in our pipeline and release interval clinical experiences.

DIRECT TO THE PUBLIC: We will maintain conventional "Glossy Print" exposure in the "upscale" magazines that target towns, counties or areas that have dozens of ads for plastic surgery and make maximum use of costless news release placements and selected timed advertisements (**Harper's Bazaar, Vogue, Allure, Self, Mademoiselle** in June, September, and December). This exposure will be geared to create a "demand-pull" for the product, patients asking for the procedure and about the device and create a patient flow essential to motivating physicians to make a capital expenditure in a recovering economy by expanding the selection, scope and number of patients they can treat. We'll fully level the internet with promoted landing pages and banner ads, E-mail blasts and follow-ups, and heavy use of the social media.

The key factor to physician adoption is close partnership with prominent podium doctors to establish ***Airbrush Liposculpture® Centers*** with heavy media exposure and brand prominence in major cities. White papers and clinical studies must flow in a steady stream and advertising must be relentless. Fortunately targeting physicians is much cheaper and easier. Unlike advertising to the lay market, choosing the right physicians to partner with is more a determinant of success than the absolute amount of money spent in reaching the professional audience.

We will Employ "Intel Inside® style" Advertising Incentives to Establish the Airbrush® brand and Promote Sales Purchasing physicians will be enrolled in cooperative advertising programs in which they obtain regional referrals from the web site and from responses to television, radio and fashion magazine advertisements. This "pull" approach has been widely and successfully used by the major pharmaceutical companies and both the LAL and UAL manufacturers to spur sales. Cooperative advertising incentives are highly cost-effective promotional means of increasing brand exposure that worked well for Intel and Microsoft. A 5% promotional incentive rebate on purchase to accredited physicians and those that participate in the ***Cinch it***™ program applied towards a physician announcement their practice includes liposuction with the Airbrush® Liposculptor effectively multiples that discount into a media buy 20 times larger.

BST will obtain its CE immediately so it can distribute its current FDA cleared twin cannula liposuction platform worldwide and materialize promised Asian sales as well as distribute in South America, the U.K. and Europe. We'll also market our Airbrush® Multicore Quick Connector for its use in robotic, military, aviation, marine, and automotive applications (e.g. Federal CAGE, electrical and pneumatic connector catalogues). Thus far we have entered into a non-exclusive license agreement with Beckman/Colter allowing the use of our multicore connectors in their cell cytometers and related measurement instruments.

RAPID LINE EXPANSION: Introduction of curved cannulas for improved body sculpting and the Airbrush® RadioSurgery Module for bipolar cautery to decrease bleeding and encourage skin contraction, the Airbrush® Liposculptor III and IIE, simpler designs and independence from compressed gas, products adjacent to the core instrument line, including concentrating syringes and inline multi-syringe chambers for fat collection, concentration and activation of adipocyte derived stem cells for-reinjection for wrinkles, disposable cannulas and per-procedure Airbrush® III and IIE actuator consumables, combined scroll pump aspiration pumps and compressors, pressure garments, and vacuum tubing will expand our global markets, deepen our penetration into those markets, and create consumable revenue trains with geometric rather than arithmetic growth.

BST will exploit the advantage of its twin cannula technology in large volume liposuction and capture this one-third and growing frankly obese sector of the population. We will promote the ***Cinch It***™ Program (combined modality aggressive reduction of the waist-to-hips ratio) to encourage physicians to document results so we may promote the device and method and obtain insurance reimbursement for this faster and safer alternative to bariatric surgery. Currently we are an "on label" cosmetic treatment of obesity and an "off label" metabolic syndrome treatment. Peer-reviewed studies to date strongly suggest anonymized data can be gathered under a class four IRB exemption to allow promotion as a reimbursable "on label" treatment of metabolic syndrome and its associated diabetes, hypertension, and coronary disease.

BST will with continue perfecting its already working prototype of a smaller, simpler, cheaper and more effective single-cannula alternative to UAL, LAL and other single cannula PAL devices. This technology can be expected to obtain FDA clearance for sales under a 510(k); the average approval time for a 510(k) in 2013 was 166 days. As our new entries are substantially equivalent to our own already-cleared device with the same basic controller, we anticipate clearance for sale in that time frame from application or sooner for Airbrush® IIE, EVL™ and Airbrush® III, but nothing can be assured.

Airbrush® Liposculptor III has been designed to improve upon the ARC® II Reciprocating Device offered by Byron and Mentor under their non-exclusive license and to target MicroAire's present small and mid-volume liposuction market and local anesthesia spa-style small and middle volume liposuction facilities spot on. Airbrush® III is simpler, less prone to failure, a more efficient straight-on coaxial rather than a bayonet design, features a stationary barb to which generic rather than proprietary tubing can attach and not vibrate. The only part that might be prone to failure is deliberately made into a single use consumable that will generate a geometrically growing revenue train. This next generation TCAL equipment will widely expand our market as it does not require pressurized gas for use and is suitable for the use in the "shopping mall" and unaccredited spa environment.

A long-stroke twin cannula electrical version of our Airbrush® Liposculptor II is planned to be introduced as Airbrush® Liposculptor IIE to eliminate the need for compressed gas or compressors and widen its market. Many of the mold parts as possible for EVL®, Airbrush® Liposculptor IIE and EVL™ be common and interchangeable to minimize tooling costs and facilitate production. A single Intellimotion® Controller Console will power all devices but Airbrush® III will also be able to function with an adaptor as a simple plug-into-the-wall device without it.

Convenient fat collection and concentration devices that facilitate expedient reinjection without transfer allow the double play of profiting both from the liposuction market and the highly profitable $2B annual U.S. wrinkle treatment market. Given the decreased cost of goods with the use of the patient's own fat rather than other fillers, both BST and the physicians can benefit from increased profit margins both here and abroad.

To create projections we must make certain market assumptions as to costs and milestone achievements that we believe in our best business judgment are likely to prevail. However, given the uncertainties of both the domestic and world markets and unknown production difficulties we may encounter, added to possible regulatory delays, they may or may not prove to be accurate. Please see **"RISK FACTORS"** and in particular **"PROJECTIONS: FORWARD LOOKING STATEMENTS"**. Those assumptions are as follows.

We assume a capital injection of at least $10,000,000 ($9,000,000 net) by the end of 2014, a significant portion of to happen in the second quarter, coming in part from this $5,000,000 Regulation A Common Stock offering and a concurrent $5,000,000 from a Regulation S Common Stock offering. As first year's production can only begin after funding, sales would begin at the end of this year subject to a significant cash influx in the second quarter. 2014 earnings are therefore disproportionately affected by delays in funding compared to the subsequent years. List prices for the Airbrush® Liposculptor II will be: $50,000 in 2013, Airbrush® Liposculptor IIE which will replace it in 2014 and debut at $50,000 as will EVL®; Airbrush® Liposculptor IIIE will be marketed at $9,000. Airbrush® II and IIIE Consumables will have a sale price of $100. COGS for Airbrush® Liposculptor II will be approximately $7,406, Airbrush® Liposculptor IIE COGS is estimated at $10,000 but expected to be less. The stand-alone Airbrush® Liposculptor III hand piece COGS is estimated at $1,000 on projections but also expected to be less; and Airbrush® II and IIIE consumables' COGS are both estimated at approximately $30 each.

Sales of the last product batch of Airbrush® II are targeted to begin in October or December. Domestic sales of Airbrush® Liposculptor IIE and EVL® are expected to begin in December 2014 or the first Quarter of 2015. Sales of both Airbrush II and Airbrush® IIIE consumables are expected to commence in December 2014 or the First Quarter of 2015. We anticipate obtaining a CE for these additional offerings to allow international sales approximately three months after the commencement of production of each respective device. This should allow us monetize a S. Korean P.O. for Airbrush® II from a major distributor for $1.65M which grew stale in the market downturn with an conversion upsell to Airbrush® IIE, its next generation, improved, electrical successor.

We forecast a conservative 20% growth, a buy/try conversion ratio 31% equivalent to the MicroAire PAL2000, and an international/domestic unit sales ratio of 50% in 2014 growing to 100% in 2017 and beyond as typical of most American device manufacturers.

We conservatively forecast 24 annual liposuctions per surgeon per year. We forecast 6 consumables per liposuction procedure. We envision a combination or independent and salaried representatives but subtract a sales commission of 20% and an additional Cinch It™ Promotional Incentive of 5% (as will be offered <u>only</u> to qualified participating physicians) from <u>every</u> sale; a product liability insurance cost of 5%, and a warranty cost estimated at 2% of gross revenues. Projected income and sales based on those assumptions appear in the following *pro forma* income statements and chart of projected yearly sales.

We assume the likely success of obtaining an FDA 510(k) for substantial equivalence of our Endoscopically Visualized Lipoaspiration EVL™ device to our own predecessors for use in subcutaneous liposuction such as head and neck and abdominal sculpting or "etching." While the device is in use for this indication and generating some revenue we will pursue obtaining the additional indications with a modified or new 510(k) following some "off label" clinicals abroad with or without some additional studies. Although the FDA is generally favorable to expediting approvals of drugs or devices for new procedures and indications offering substantial benefit with less risk than existing ones and management believes this will occur, there is no assurance the FDA will not require a full blown Premarket Approval procedure which takes longer and substantially more costly. Our business plan staging allows us to garner revenue from the device immediately and in the interim with its initial indication and market should we receive less favorable FDA treatment. Other than the specific visceral fat indication discussed above, we anticipate approvals of our 510(k)'s within the 166 day time frame from date of application as was the average in 2013.

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PROJECTED REVENUES, PREMISED ON A $10M FUNDING BY 12/31/14

Sales:						
Airbrush II & IIE Units sold (domestic)	1	5	75	90	108	13
Airbrush II & IIE Units sold (overseas)	0	0	38	63	97	13
Total Airbrush II units sold	1	5	113	153	205	26
Airbrush II Consumables	0	10	2,700	3,672	4,920	6,24
Airbrush III Units sold (domestic)	0	0	58	138	166	19
Airbrush III Units sold (overseas)	0	0	29	97	149	19
Total Airbrush III units sold	0	0	87	235	315	39
Airbrush III Consumables	0	0	6,235	16,920	22,680	28,65
EVL Units sold (domestic)	0	4	58	104	187	33
EVL Units sold (overseas)	0	0	29	73	168	33
Total EVL Units sold	0	4	87	177	355	67
EVL Consumables	0	8	728	2,142	4,985	10,37
Sales Revenue*	$93,700	$474,014	$11,720,720	$24,306,280	$42,084,160	$71,412,16
Cost of Sales:						
Beginning Inventory	$56,954	$48,800	$6,405	$177,814	$339,210	$585,56
Purchases	$0	$35,535	$2,334,815	$4,288,456	$7,370,757	$12,460,34
Inventory on hand	$56,954	$84,335	$2,341,220	$4,466,270	$7,709,967	$13,045,90
Ending Inventory	$48,800	$6,405	$177,814	$339,210	$585,567	$990,82
Cost of Goods Sold (COGS) (LIFO)	$8,154	$77,930	$2,163,406	$4,127,060	$7,124,400	$12,055,08
Commissions	$0	$115,259	$2,930,180	$6,076,570	$10,521,040	$17,853,04
Inventory & Fulfillment	$1,347	$4,610	$117,207	$243,063	$420,842	$714,12
Packaging & Documentation	$0	$1,042	$16,875	$22,950	$30,750	$39,00
Product Liability	$46,562	$53,188	$586,036	$1,215,314	$2,104,208	$3,570,60
Federal Device Excise Tax	$987	$10,902	$269,577	$559,044	$967,936	$1,642,48
Royalty	$0	$0	$0	$0	$0	$
Total Cost of Sales*	$57,050	$262,932	$6,083,281	$12,244,001	$21,169,175	$35,874,32
Gross margin	$36,649	$211,082	$5,637,439	$12,062,279	$20,914,985	$35,537,83
Operating Expenses:						
G&A	$9,271	$14,220	$351,622	$729,188	$1,262,525	$2,142,36
Legal	$123,392	$85,000	$102,000	$122,400	$146,880	$176,25
Payroll	$13,150	$320,833	$1,151,000	$1,410,000	$1,692,000	$2,030,40
R&D	$3,348	$542,755	$651,306	$781,567	$937,880	$1,125,45
Rent (uncapitalized leases)	$14,574	$29,574	$81,000	$169,200	$169,200	$169,20
Travel	$2,421	$7,110	$175,811	$364,594	$631,262	$1,071,18
Warranty repairs	$0	$10,368	$281,250	$459,000	$615,000	$780,00
Employee benefits:	$0	$0	$0	$0	$0	$
Automobile allowances	$0	$7,200	$21,600	$25,920	$31,104	$37,32
Executive bonus	$0	$0	$0	$0	$0	$20,16
Executive education	$0	$0	$0	$0	$0	$
Total employee benefits	$0	$7,200	$21,600	$25,920	$31,104	$57,49
Promotional:						
MFS	$431	$4,740	$194,829	$0	$0	$
Advertising	$51	$586,036	$2,344,144	$4,861,256	$8,416,832	$14,282,43
Demo equipment	$0	$20,000	$100,000	$120,000	$144,000	$172,80
Investor Relations & Brokerage Fees	$0	$1,218,850	$210,000	$210,000	$210,000	$210,00
Seminars & training	$0	$20,000	$100,000	$120,000	$144,000	$172,80
Shows	$0	$20,000	$100,000	$120,000	$144,000	$172,80
Total promotional	$51	$1,864,886	$2,854,144	$5,431,256	$9,058,832	$15,010,83
Total Operating Expenses[C]	$166,206	$2,881,947	$5,669,732	$9,493,126	$14,544,684	$22,563,18
Other Income	$17,881	$0	$0	$0	$0	$
Net Income before Interest and Taxes (EBITDA)	($111,676)	($2,670,866)	($32,293)	$2,569,153	$6,370,301	$12,974,64
Depreciation of Dyes, Tools & Injection Molds	$0	($78,220)	($149,648)	($185,363)	($185,363)	($185,36
Depreciation of Office, Furniture & Fixtures	$0	($42,857)	($64,286)	($64,286)	($64,286)	($64,28
Amortization of Exclusive License	$0	$0	$0	$0	$0	$
Net Income Before Interest & Taxes (EBIT)	($111,676)	($2,791,943)	($246,227)	$2,319,505	$6,120,653	$12,725,0C
Less Interest Expense	($68,412)	($27,315)	$0	$0	$0	$
Less Income Tax	($2,000)	($3,750)	($2,000)	($302,997)	($1,745,992)	($4,253,14
Net income	($182,088)	($2,823,007)	($248,227)	$2,016,507	$4,374,660	$8,471,85

PROJECTED SALES



Yearly Number Sold
450
400
350
300
250
200
150
100
50
0
SYSTEMS
12,000
10,000
8,000
6,000
4,000
2,000
0
CONSUMABLES
Airbrush II & IIE Sales US
Airbrush II & IIE Sales International
Airbrush III Sales US
Airbrush III Sales International
Airbrush III Consumables (Total)
EVL Sales US
EVL Sales International
Airbrush II & IIE Consumables (Total)
EVL Consumables
BOSCULPTURE
TECHNOLOGY, INC.
BST
YEARLY SALES
2013
2014
2015
2016
2017
2018

* * *

EXIT STRATEGIES

The term of the Investment detailed in this offering is expected to be at least two years, but no greater than five years, and the final exit of the Company will come through one of the four following methods:

- Become publicly listed:
  U.S. OTCQB or OTCQX Listing - Summer / Fall 2015
  Bermuda Stock Exchange Mezzanine Market - Spring / Summer 2015
  Frankfurt or Berlin Stock Exchange Open Market - Spring / Summer 2015
- Move to a regulated within 24-36 months of Listing
  U.S. NASDAQ Market - 2016 or 2017
  Bermuda Stock Exchange Regulated Market - 2016 or 2017
  Frankfurt Stock Exchange Regulate Market - 2016 or 2017

C. Summary of Terms

The following is a brief summary of certain terms of the offering described in this offering memorandum. It is not intended to be complete and is qualified by the more detailed information contained elsewhere in this memorandum and in the text of the documents referred to herein.

Investment Size

- Target $5,000,000

Company Structure

- Private early stage Medical Device and Technology Company.
- Delaware Stock Corporation (Formed June of 2011).
- TWENTY MILLION Shares of Common Stock Authorized, TEN MILLION Shares of Preferred Stock Authorized
- SIX MILLION THIRTEEN THOUSAND THREE HUNDRED EIGHTY-FOUR (6,036,320) Shares of Common Stock Issued and Outstanding at the time of this Registration Statement.
- EIGHT MILLION ONE HUNDRED NINETEEN THOUSAND SIX HUNDRED FIFTY THREE (8,119,653) shares of Common Stock will be issued and Outstanding at the time of the complete capitalization of the current Regulation S Offering.
- TEN MILLION TWO HUNDRED FIVE THOUSAND FOUR HUNDRED AND ONE (10,205,401) shares of Common Stock will be issued and Outstanding at the time of the complete capitalization of this Offering.
- NO CURRENT Shares of Preferred Stock Issued or Outstanding.

Minimum Equity Commitment

- One Hundred Common Stock Units.

Dividend Policy

- We have never declared or paid cash dividends on our common stock or preferred equity. We currently intend to retain all available funds and future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our Board of Directors may deem relevant.

D. The Offering

The Company is offering a maximum of 2,083,333 Common Stock Units at a price of $2.40 per Common Stock Unit for Units 1 – 2,083,333, with all Units having a par value $0.001.

E. Risk Factors

See "RISK FACTORS" section of this Registration for certain factors that could adversely affect an investment in the Securities Offered. Those factors include, but are not limited to unanticipated obstacles to execution of the Business Plan, General Economic Factors, the Management's Inability to Foresee Exuberant Market Downturns and other unforeseen events.

F. Use of Proceeds

Proceeds from the sale of Securities will be used to invest in the growth of the Company's Medical Device and Technology Business Operations. See "USE OF PROCEEDS" section.

G. Minimum Offering Proceeds - Escrow of Subscription Proceeds

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $250,000. After the Minimum Offering Proceeds have been reached, all proceeds will be released from the investment account and utilized by the Company. All proceeds from the sale of Units after the Minimum Offering Proceeds has been achieved will be delivered directly to the Company. See "PLAN OF PLACEMENT" section.

H. Common Stock Units

Upon the sale of the maximum number of Common Stock Units from this Offering, the number of issued and outstanding Common Stock Units of the Company's Common stock will be held as follows:

o Company Founders & Current Shareholders	80%
o New Shareholders	20%

I. Company Dividend Policy

The Company has never declared or paid any cash dividends on its common stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company. As a result, the Company does not anticipate paying any cash dividends in the foreseeable future to Common Stock Holders.

J. Company Share Purchase Warrants

The Company has no outstanding warrants for the purchase of shares of the Company's Common Stock. Additionally, the Company has no outstanding warrants for the purchase of the Company's Stock.

K. Company Stock Options

An option pool of 872,688 shares, equal to the size of 15% of the common outstanding after conversion of the bond holders principal and interest from the Company's Convertible Note Offering of 2010 was authorized as the Stock Issue / Stock Option Plan of 2011. Options for 643,000 Shares (10.7% of current float) have been issued this far and options remain for the remaining 243,731 shares in the pool. The current option awards, the nature of the option, and its vesting are tabulated below.

Option Holders*	Grant	Shares	% Float	Vesting	Exercise Price	Type	Class
Robert Cucin	11/16/2011	174,000	2.9%	11/16/2012	$2.18	Installment	NSO
Jack Meskunas	11/16/2011	116,000	1.9%	11/16/2012	$2.18	Installment	NSO
Jonas Gayer	11/16/2011	58,000	1.0%	11/16/2012	$2.18	Installment	NSO
Peter Ciriscioli	11/16/2011	58,000	1.0%	11/16/2012	$2.18	Installment	NSO
Ralph Prosceno	11/16/2011	58,000	1.0%	11/16/2012	$2.18	Installment	NSO
Debbie Salerno	11/16/2011	58,000	1.0%	11/16/2013	$2.18	Installment	NSO
Simon Taylor	11/16/2011	58,000	1.0%	11/16/2014	$2.18	Installment	NSO
Dick Yules	11/16/2011	58,000	1.0%	11/16/2014	$2.18	Installment	NSO
Tom Guy	09/20/2013	5,000	0.1%	09/20/2018	$2.18	Installment	NSO

(*) Granted under BioSculpture Technology, Inc's 2011 Stock Option / Stock Issue Plan

L. Company Convertible Securities

The Company has not issued any Convertible Securities.

M. Stock Option Plan

The Board has adopted a stock option plan in 2011. Under that plan options for 886,731 shares were authorized and to date 701,000 shares have been issued, leaving options for 185,731 authorized but unissued. There are no immediate plans to issue any of those options but the Company reserves the right to issue any or all of those authorized options as needed to attract and motivate suitable personnel as operations are ramped up.

N. Reporting

The Company will be required to furnish you with quarterly un-audited financial reports and an annual audited financial report through a public listing at www.AlternativeSecuritiesMarket.com. Further, the Company will also voluntarily send you both quarterly un-audited financial reports and an annual audited financial report via electronic mail. After the Filing of SEC Form 10 or an SEC S-1 Registration Statement with the United States Securities and Exchange Commission ("SEC"), the Company will be required to file reports with the SEC under 15(d) of the Securities Act. The reports will be filed electronically. The reports required are forms 10-K, 10-Q and 8-K. You may read copies of any materials the Company files with the SEC at www.AlternativeSecuritiesMarket.com, or at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet Site that will contain copies of the reports that the Company files electronically. The address for the Internet site is www.sec.gov.

O. Stock Transfer Agent

The Company will serve as its own registrar and transfer agent with respect the Offering.

For the Public Portion of this Offering, the Stock Transfer Agent is:

ComputerShare
250 Royall Street
Canton, MA (USA) 02021
Phone (781) 575-2000
http://cis.computershare.com

P. Subscription Period

The Offering has no date to terminate.

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II. TERMS AND CONDITIONS

The following is a summary of the certain principal terms of Stock Ownership in BioSculpture Technology, Inc.

The Company	BioSculpture Technology, Inc. is a Delaware Stock Corporation.
Investment Objectives	The Company's objectives are to: (i) Growth of the Company's Medical Device and Technology (ii) Maintain a total internal rate of returns of 20%+ per annum.
Company Managers	Biographies of all Managers can be found starting on Page 33 of this Offering.
Minimum Capital Commitment	Each investor will be required to make an investment of a minimum of One Hundred Common Stock Units.
The Offering	The Company is seeking capital commitments of $5,000,000 from Investors. The securities being offered hereby consists of up to 2,083,000 Common Stock Units of the Company, priced at $2.40 per Common Stock Unit for Units 1 to 2,083,333, subject to the Company's discretion to increase the size of the offering. The purchase price for the stock interests is to be paid in cash as called by the Company.
Investment Period	The investment period will begin upon qualification of this Offering by the United States Securities & Exchange Commission.
Term of the Company	There is no agreed upon end date of this Offering. Investors can sell their shares back to the Company at current market value, though the Company has no obligation to purchase the Units. Market value shall be determined by the value of each yearly third party valuation of the Company. The Company plans to list the Company's shares on the Bermuda BSX Exchange, the Frankfurt Stock Exchange or Berlin Stock Exchange's Open Market and the United States OTC market in the year 2015 (OTCQB or OTCQX).
Reinvestment	There may be chances for reinvestment.
Key Event	The following will constitute a Key Event: • Bankruptcy of the Managing Member • Death or disability to the senior member(s) of BioSculpture Technology, Inc. • Other agreed upon events
Distributions	The Company has never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future for our Common Stock. Any future determination to declare dividends on our Common Stock will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.
Reports to Investors	The Company's Accounting Firm will furnish to the investors after the close of each fiscal year an annual report containing audited financial statements of the Company prepared in accordance with "Generally Accepted Accounting Principles" (GAAP) and a statement setting forth any distributions to the investors for the fiscal year. The Company will also furnish un-audited quarterly statements to investors.
Valuations	The Company Managers will, at least once per year, perform an internal valuation of the Company's assets, using accepted valuation techniques, to establish the fair market value of each asset as the end of such year. The fair market value of the assets will be deemed to be the ownership interest in each asset valued at the current capitalization rate for each market. In addition, detailed financial modeling will be performed using

"current market assumptions" and discounted cash flow analysis.

Indemnification	The Company will indemnify, defend and hold the Company Managers, the members of the Board of Directors harmless from and against any losses, damages, costs that relate to the operations of the Company, unless the Company Manager(s) acted in an unethical manner related to directing investments.
Listings and Admissions to Trading	Applications are being prepared and will be made to U.S. OTC Market (OTCQB or OTCQB), the Bermuda Stock Exchange's Mezzanine Market and the Berlin Stock Exchange (though the Company may choose to list on the Frankfurt Stock Exchange instead of the Berlin Stock Exchange) for the Securities to be admitted to the Exchange's Official List and for Trading. Submission for listing is expected in 2015.

ITEM 7. DESCRIPTION OF PROPERTY.

The Company does not own any real estate. The Company currently utilizes administrative office space at 1701 South Flagler Drive, Suite 607, West Palm Beach, Florida 33401 and Research and Development flex space at 1550-4 Latham Road, West Palm Beach, Florida 33409. The Company currently has no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities.

ITEM 8. DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

0. *Directors and Executive Officers.*

0. Directors and Executive Officers. The current directors will serve for one year or until his or her respective successor(s) are elected and qualified. Dr. Cucin has a 3 year employment contract effective as of the successful raise of this Offering minimum.

Name	Position
Robert L. Cucin, MD JD	*Founder, President & Chief Executive Officer, Chairman of the Board*
Deborah Salerno	*C.F.O., Director*
Jonas Gayer, CPA	*Treasurer, Director*
Julia Cucin	*Secretary, Director*
Ralph Prosceno	*Director, NE Sales Manager*

Robert L. Cucin, MD JD MBA ***Founder, President & Chief Executive Officer, Chairman***

Dr. Cucin is a practicing surgeon in Manhattan and the Palm Beaches affiliated with the Presbyterian – New York and New York University Downtown Hospitals. He received his undergraduate training from Cornell University where he received his B.A. and graduated *magna cum laude* in Chemistry and with distinction in all subjects. He was granted his M.D. from Cornell Medical College and did both his General Surgery and Plastic & Reconstructive Surgery Residences at the New York Hospital – Cornell University Medical Center. He is a diplomat of the American Board of Surgery, the American Board of Plastic Surgery, and has a teaching appointment at Weill Cornell Medical College.

He received a Juris Doctorate from Fordham Law School and is duly admitted to the New York, New Jersey and D.C. Bars and the American Trial Lawyers Association. His original research has been the subject of numerous contributions to the medical literature and he has published books in the fields of both medicine and law. Dr. Cucin founded the Rocin Foundation for Plastic Surgical Research to support his academic research and employs his combined degrees and experience in heading a Biotechnology Analysis and Advisory Service to assist new and established companies developing and either manufacturing or licensing their biomedical intellectual property and to perform due diligence for investors interested in providing the start-up funds for ventures based upon new technology. Concentrating in finance, Dr. Cucin obtained an M.B.A. from Columbia Business School and is a member of Mensa.

Twenty years ago Dr. Cucin set up Rocin Laboratories, Inc. as a Research and Development Company to perfect biomedical dermatologicals and devices. That Company now has an extensive international pending patent portfolio and it is from that portfolio that first Lipotome™ Sales, then the Surgeons Tools Division, and ultimately the separate company BioSculpture Technology, Inc. was funded to concentrate on the further refinement, manufacture and worldwide distribution of the most advanced body contouring and tissue sculpting art of that portfolio.

Ms. Deborah Salerno ***Chief Financial Officer, Director***

Ms. Salerno's has more than thirty years experience in finance and the security industry. In 1980, Ms. Salerno joined Bodkin Securities where she became a Senior Registered Option Principal. She was a licensed registered representative with an NASD Series 4 (registered Option Principal), NASD Series 7 (General Securities Representative), and NASD Series 24 (General Securities Principal) registrations, and was accepted as an Allied Member of the NYSE.

In 1985, Ms. Salerno joined Yves Hentic & Co., as Syndicate Manager, where she syndicated fifteen (15) new issue and secondary offerings and arranged the firm's participation in more than fifty (50) offerings.

In 1987, Ms. Salerno became a partner at Magna Securities, a New-York based broker-dealer. Ms. Salerno helped expand the firm to include two offices in Florida, Boca Raton and Sarasota with the acquisition of Welshire Securities. Following the crash of 1987, focused on a more tailored approach and higher quality standards as an investment banker. She became the principal in a dozen blind pool/blank check offerings. Using knowledge acquired over a decade, she became successful with a dozen offerings underwritten by Westminster Securities Corporation and was finding merger partners for the offerings.

The 1990's provided exciting market opportunities requiring full time attention, and Ms. Salerno accordingly spent the last fourteen years involved in capitalizing on current trends, becoming particularly active in the PIPE (Private Investments in Public Equity) market.

In October 2009, Ms. Salerno joined the banking department of Global Arena Capital, where she provided expertise in the Alternative Public Offerings market, as well as traditional banking.

Mr. Jonas Gayer ***Treasurer, Director***

Mr. Jonas Gayer was educated at Brooklyn College and New York University, earning a BS Degree in Accounting, and an MBA in Economics and Business Administration, and an MBA in Taxation.

Mr. Gayer worked for the Internal Revenue Service in various capacities for ten years (1972-7982) before joining the prestigious CPA firm of Weinick Sander and Company, located in New York City.

In 1990, he established his own firm of Gayer Associates Tax Consulting Company where he has been retained by many prominent New York businesses and Clients. He has been BioSculpture Technology, Inc's Treasurer since its founding in 2001.

Ms. Julia Cucin ***Secretary, Director***

Ms. Julia Cucin was educated at CUNY earning a BA. She worked as a paralegal at several New York Law Firms and as Personal Supervisor at the New York World's Fair.

Ms. Julia Cucin worked with her Husband and Son as Vice President and Chief Financial Officer of Esquire Cadillac Limousine Company from 1965 until its sale to Carey Limousine in 1991. Active in several charities and community functions, she has been corporate secretary since BioSculpture Technology, Inc's founding in 2001

Mr. Ralph Prosceno ***Director, N.E. Sales Manager***

Mr. Ralph Prosceno began with three years as a Group President for the Ophthalmology Division of the Squibb Corporation. He then spent two years as National Sales Manager for a Manufacturer of Dental Products.

For the last twenty-five years he has been a Sales Manager and Sales Representative for the McGhan Medical Corporation in Plastic Surgery and Ophthalmology Divisions. From his frequent appearances on the trade shows, physician offices and hospitals, he has a personal relationship with an enormous number of plastic surgeons, particularly those in California and the North East States.

For the last ten years he has manufactured and distributed products for the operating room and plastic surgery profession both domestically and internationally through his own Company, SurgiCare. He is well respected as Marketing Consultant to the medical industry on bringing products to the market and especially in the field of plastic surgery and ophthalmology.

0 *Significant Employees: All Members of BioSculpture Technology, Inc. as listed above are each considered "Significant Employees", and are each "Executive Officers" of the Company. The Company would be materially adversely affected if it were to lose the services of any member of BioSculpture Technology, Inc. listed above as each he has provided significant leadership and direction to the Company.*

0 *Family Relationships. Julia Cucin is Dr. Cucin's mother.*

D. *Involvement in Certain Legal Proceedings.* There have been no events under any bankruptcy act, any criminal proceedings and any judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past three years.

E. Legal proceedings. Other than the isolated trademark Opposition Proceeding discussed below, the Company and its Managers have no lawsuits pending, no legal actions pending or judgments entered against the Company or Managers and, to the best knowledge of the Company, no legal actions are contemplated against the Company and/or its Managers.

BioSculpture Technology applied for the plain text "CINCH IT" trademark (Serial Number: #77506004) to protect and brand "liposuction and surgical body shaping services" performed with its Twin Cannula Assisted Liposuction (TCAL) technology in 6/26/08. Shaklee filed an Opposition proceeding (#91200110) to this registration.

Shaklee owns the senior "CINCH" and the "CINCH COACH" marks which protect a variety of nutritional supplements and diet aids it makes and multiple informational publications. These trademarks are different on their face and are in different fields of goods/

BST withdrew the application and instead filed a new "Cinch It" trademark application (Serial Number #85647811) for the more narrow and specific class of goods and services, International Class 035, "Advertising, promotion, and marketing services in the nature of promotional materials, sales guides, and product instructions for doctors in the field of liposuction surgery."

Shaklee persisted in filing another Opposition to the new application. Although we are confident we could win against this bully in this area glutted with over 250 "CINCH" entries, as we apply for different goods and services and have a two word mark unlikely to be confused with their single word mark, it would be a Pyrrhic victory. We have not spent any money establishing the brand, have nothing to protect, and have no need to register it. We employ the mark exclusively as a shorthand, descriptive label for a combined modality procedure which effectively cinches a patient's beltline by aggressive reduction of the waist-to-hips ratio, something you don't need a registered trademark to do. Rather than waste money in pointless motion practice with a moneyed Opposer for a trademark of marginal value to us when we have already have eight (8) incontestable strong trademarks marks for the marketing our products, BST does not plan to respond to the Opposition and the Application will ultimately be denied.

ITEM 9. EXECUTIVE COMPENSATION.

In April of 2014, the Company adopted a compensation program for Company Management. Accordingly, Management of BioSculpture Technology, Inc. will be entitled to receive an annual salary of:

Mr. Robert Cucin, President & Chief Executive Officer	*$200,000*
Estimated Annual Bonus when profitable, 1% of net income.	*$0 in 2014*
Ms. Deborah Salerno, Chief Financial Officer	*$125,000*
**Estimated Semiannual Bonus*	*$25,000*
Mr. Ralph Prosceno, N.E. Sales Manager	*15% Commission on Sales*
**Estimated Semiannual Bonus*	*$25,000*
Mr. Tim Adler, West Coast Sales Manager	*15% Commission on Sales*
**Estimated Semiannual Bonus*	*$25,000*

Officer Compensation

The Company does not currently pay any salaries, bonuses or cash fees to any Officer of the Company beyond those listed above.

Directors and Advisors Compensation

The Company does not currently pay any cash fees to any Director or Advisor of the Company or any member or employee of the Company beyond those listed above.

Remainder of Page Left Blank Intentionally

Stock Option Grants

An option pool of 872,688 shares, equal to the size of 15% of the common outstanding after conversion of the bond holders principal and interest from the Company's Convertible Note Offering of 2010 was authorized as the Stock Issue / Stock Option Plan of 2011. Options for 643,000 Shares (10.7% of current float) have been issued this far and options remain for the remaining 243,731 shares in the pool. The current option awards, the nature of the option and its vesting are tabulated below. NSO means a non-statutory option class.

Option Holders*	Grant	Shares	% Float	Vesting	Exercise Price	Type	Class
Robert Cucin	11/16/2011	174,000	2.9%	11/16/2012	$2.18	Installment	NSO
Jack Meskunas	11/16/2011	116,000	1.9%	11/16/2012	$2.18	Installment	NSO
Jonas Gayer	11/16/2011	58,000	1.0%	11/16/2012	$2.18	Installment	NSO
Peter Ciriscioli	11/16/2011	58,000	1.0%	11/16/2012	$2.18	Installment	NSO
Ralph Prosceno	11/16/2011	58,000	1.0%	11/16/2012	$2.18	Installment	NSO
Debbie Salerno	11/16/2011	58,000	1.0%	11/16/2013	$2.18	Installment	NSO
Simon Taylor	11/16/2011	58,000	1.0%	11/16/2014	$2.18	Installment	NSO
Dick Yules	11/16/2011	58,000	1.0%	11/16/2014	$2.18	Installment	NSO
Tom Guy	09/20/2013	5,000	0.1%	09/20/2018	$2.18	Installment	NSO

(*) Granted under BioSculpture Technology, Inc's 2011 Stock Option / Stock Issue Plan

Significant Employees

The Company presently has no significant employees other than the Company Officers and Managers named in this prospectus.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

ITEM 10. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(2) Security ownership of certain beneficial owners.

The following table sets forth, as of the date of this Registration Statement, the number of shares of Preferred Stock and Common Stock owned of record and beneficially by executive officers, directors and persons who hold **5% or more of the outstanding Common Stock of the Company**. Also included are the shares held by all executive officers and directors as a group.

Name and Address	**Amount and nature of Beneficial Ownership**	**Number of shares and (Percentage) of Class**
Robert Cucin, MD & JD	Direct	Preferred Shares (0%) Common Shares (90.3%)

(3) Nominal Ownership

Total Held by Executive Officers and Directors		Preferred Shares (0%) Common Shares (90.3%)

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

ITEM 11. SECURITIES BEING OFFERED.

Common Stock Units

A maximum of TWO MILLION EIGHTY THREE THOUSAND THREE HUNDRED AND THIERTY-THREE Common Stock Units are being offered to the public at $2.40 per Common Stock Unit for Units 1 to 2,083,333. A Minimum of $250,000 will need to be received from this Offering for the Company to receive proceeds from the Sale of any Securities of this Offering. A maximum of $5,000,000 will be received from the offering. All Securities being offered by the Company through this offering, and no Securities are being offered by any selling shareholders of the Company. The Company will receive all proceeds from the sale of its Securities after the Company has secured $250,000 from the sale of Securities through this Offering.

(a) *Description of Company Common Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 20,000,000 shares of Common stock, $0.001 par value per share (the "Common Stock") and 10,000,000 shares of Preferred Stock. As of May 1st, 2014 – 6,036,320 shares of Common Stock were issued and outstanding; NO SHARES of Preferred Stock have been issued or are outstanding. Upon the completion of this Offering and the Current Regulation S Offering detailed in this registration statement, 10,205,401 shares of Common Stock will be issued and outstanding.

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form 1-A. No Common Stock is being offered in the Offering Circular.

(b) *Background Information on the Preferred Stock.* None

(c) Other *Debt Securities.* $404,000 bondholder principal and $45,320 bondholder interest of the Convertible Bond Offering of 2010 was converted into common shares at $2.18 / share on 8/26/13. There are now no outstanding bonds.

There is a Demand Note currently outstanding to Robert Cucin from the Company totaling $432,845.82 as of May 1, 2014. This mainly represents his Personal Guarantee on three interest bearing bank Lines of Credit. His Personal Guarantee allows the Company to draw upon those Credit Lines with a low effective interest rate of approximately 4.31%. The breakdown of this Debt is as follows:

CHASE Line of Credit (5.0%), Personally Guaranteed	$208,786.00
CITIBANK Line of Credit (3.5%), Personally Guaranteed	$99,854.44
BANK OF AMERICA Line of Credit (3.99%), Personally Guaranteed	$32,424.68
Non-interest bearing Demand Note (0%)	$91,780.70
Total Note due Dr. Cucin	$432,845.82

Our business plan envisions paying down these three lines of credit and removing Dr. Cucin's Personal Guarantee. This Offering is large enough to obviate their need. However given the Company's favorable payment history with them, the banks are likely to be willing to maintain the lines albeit with an anticipated slightly higher interest rate.

Dr. Cucin has also Personally Guaranteed the Tooling Financed by VGM; the balance due on that financing is approximately $77,881 and any accrued interest. Dr. Cucin is will equitize up to $77,881 of the $91,780.70 non-interest bearing remainder of his Note at this Offering's common stock price of $2.40/share when the remainder of that VGM financing is paid off. This equitization, nondilutional to any Investor in this Offering, will increase Dr. Cucin's cash investment in the company from $1,900,000 to at least $1,977,881. Our business plan contemplates having our tooling free and clear of financing. The combined effect is the eradication of the Cucin Note and Tooling Financing Liabilities, a non-dilutional increase in Corporate Equity with very little, if any actual payment being a received by Dr. Cucin, only the appropriate removal of his Personal Guarantees.

(d) *Other Securities to Be Registered.* None.

Security Holders

As of May 1st, 2014, there were 6,036,320 shares of our Common Stock outstanding, which were held of record by approximately 14 stockholders, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

As of May 1st, 2014, there were NO shares of our Preferred Stock outstanding, which were held of record by approximately 0 preferred stockholders.

Dividends

The Company has never declared or paid cash dividends on its Common Stock Units. The Company currently intends to retain all available funds and future earnings for use in the operation of Company business and does not anticipate paying any cash dividends in the foreseeable future to holders of our Common Stock. Any future determination to declare dividends for the Company's Common Stock Units will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

Indemnification of Directors and Officers:

The Company is incorporated under the laws of Delaware. Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, agreement, and a vote of stockholders or disinterested directors or otherwise.

The Company's Certificate of Incorporation provides that it will indemnify and hold harmless, to the fullest extent permitted by Delaware's General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

Delaware General Corporation Law permits a corporation to provide in its Certificate of Incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

- any breach of the director's duty of loyalty to the corporation or its stockholders;
- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- payments of unlawful dividends or unlawful stock repurchases or redemptions; or
- any transaction from which the director derived an improper personal benefit.

The Company's Certificate of Incorporation provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

FINANCIAL STATEMENTS SECTION:

FINANCIAL STATEMENT:

GAYER ASSOCIATES
Tax Consulting Service
30 Beekman Place, Suite 1-A
New York NY 10022

Tel: 212-758-0000
Fax: 212-832-6804

BIOSCULPTURE TECHNOLOGY, INC

STATEMENT OF INCOME

JANURAY 1, 2012 THROUGH DECEMBER, 31 2012

ORDINARY INCOME			
REIMBURSEMENT OF EXPENSE OUTLAY	$441.18		
REFUND OF CHARGE	270.03		
TOTAL INCOME		$711.21	
EXPENSES			
BANK SERVICE CHARGES	97.01		
COMPUTER SERVICES AND SUPPLIES	49.90		
EQUIPMENT RENTAL	1,740.24		
INSURANCE EXPENSE	47,429.59		
INTEREST EXPENSE	16,222.50		
LICENSES AND PERMITS	2,575.00		
MISCELLANEOUS	606.95		
OUTSIDE SERVICE/CONTRACTOR	200.00		
POSTAGE AND DELIVERY	1,237.61		
PRINTING AND REPRODUCTION	509.54		
PROFESSIONAL FEES	41,345.21		
RENT	12,566.70		
REPAIRS	2,948.70		
RESEARCH & DEVELOPMENT	7,729.68		
SUPPLIES	2,832.87		
TAXES	3,200.40		
TELEPHONE	2,861.01		
TRAVEL & ENTERTAINMENT	2,819.00		
UTILITIES	307.82		
TOTAL EXPENSES		147,279.73	
NET ORDINARY INCOME (LOSS)			($146,568.52)

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

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Tax Consulting Service
30 Beekman Place, Suite 1-A
New York NY 10022

Tel: 212-758-0000
Fax: 212-832-6804

BIOSCULPTURE TECHNOLOGY, INC
BALANCE SHEET

AS OF DECEMBER 31, 2012

ASSETS			
CURRENT ASSETS			
CHECKING ACCOUNTS	$1,584.05		
TOTAL CHECKING/SAVINGS		$1,584.05	
OTHER CURRENT ASSETS			
INVENTORY ASSET	56,954.35		
RENT SECUIRTY DEPOST	1,250.00		
TOTAL OTHER ASSETS		58,204.35	
TOTAL CURRENT ASSETS			$59,788.40
FIXED ASSETS			
DYES, TOOLS & MOLDS	263,524.00		
FURNITURE & FIXTURES	47,539.03		
TOTAL FIXED ASSETS			311,063.03
OTHER ASSETS			
EXCLUSIVE LICENSE	500,000.00		
TOTAL OTHER ASSETS			500,000.00
TOTAL ASSETS			$870,851.43
LIABILITIES & EQUITY			
LIABILITIES			
CURRENT LIABILITIES			
ACCOUNTS PAYABLE	$17,661.94		
CREDIT CARDS -AMERICAN EXPRESS	2,772.99		
PREPAID DEPOSITS	49,350.00		
PAYROLL LIABILITIES	17.31		
TOTAL CURRENT LIABILITES		$69,802.24	
LONG TERM LIABILITIES			
5% CONVERTIBLE NOTES	384,000.00		
9% CONVERTIBLE NOTES	20,000.00		
VGM FINANCIAL SERVICES	73,345.48		
NOTE PAYALBE J. CUCIN	2,874.57		
NOTE PAYABLE R. CUCIN	423,280.77		
ACCURED BOND INTEREST	29,883.33		
TOTAL LONG TERM LIABILITIES		933,364.15	
TOTAL LIABILITIES			$1,003,166.39
EQUITY			
CAPITAL STOCK	1,903,500.00		
RETAINED EARNINGS	(2,035,814.96)		
TOTAL EQUITY			(132,314.96)
TOTAL LIABILITIES & EQUITY			$870,851.43

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Tax Consulting Service
30 Beekman Place, Suite 1-A
New York NY 10022
Tel: 212-758-0000
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BIOSCULPTURE TECHNOLOGY, INC
STATEMENT OF CASH FLOWS
JANUARY THROUGH DECEMBER 31, 2012

OPERATING ACTIVITIES		
NET INCOME	($146,568.52)	
ADJUSTMENT TO RECONCILE NET INCOME		
TO NET CASH PROVIDED BY OPERATIONS		
RENT SECURITY DEPOSIT	(1,250.00)	
AMEX BUSINESS PURCHASE ACCT	(5,824.10)	
NET CASH PROVIDED BY OPERATING ACTIVITIES		($153,642.62)
INVESTING ACTIVITIES		
FURNITURE & FIXTURES	(2,385.87)	
NET CASH PROVIDED BY INVESTING ACTIVITIES		(2,385.87)
FINANCING ACTIVITIES		
5% CONVERTIBLE NOTES-RANDY WOHISTETTER	50,000.00	
5% CONVERTIBLE NOTES-JOHN WOHISTETTER	100,000.00	
5% CONVERTIBLE NOTES-RICHARD YULES	10,000.00	
NOTE PAYABLE J. CUCIN	(1,764.91)	
NOTE PAYABLE R. CUCIN	549.36	
NET CASH PROVIDED BY FINANCING ACTIVITIES		158,784.45
NET CASH INCREASE FOR PERIOD		2,755.96
CASH AT BEGINNING OF PERIOD		(1,171.91)
CASH AT END OF PERIOD		1,584.05

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

GAYER ASSOCIATES
Tax Consulting Service
30 Beekman Place, Suite 1-A
New York NY 10022

Tel: 212-758-0000
Fax: 212-832-6804

BIOSCULPTURE TECHNOLOGY, INC

STATEMENT OF INCOME

JANURAY 1, 2013 THROUGH DECEMBER, 31 2013

ORDINARY INCOME			
REIMBURSEMENT OF EXPENSE OUTLAY	$299.46		
REFUND OF CHARGE	17,675.68		
SALES - RETAIL	43,299.50		
SALES - OTHER	1,050.00		
PURCHASE DISCOUNT	(901.06)		
TOTAL INCOME		$61,423.58	
COST OF GOODS SOLD			
COST OF GOODS SOLD	8,154.00		
TOTAL COGS		8,154.00	
GROSS PROFIT		53,269.58	
EXPENSES			
ADVERTISING	1,027.91		
BANK SERVICE CHARGES	168.00		
DUES AND SUBSCRIPTIONS	467.07		
EQUIPMENT RENTAL	1,261.28		
INSURANCE EXPENSE	46,705.79		
INTEREST EXPENSE	67,523.66		
LICENSES AND PERMITS	3,313.00		
OUTSIDE SERVICE/CONTRACTOR	13,150.00		
POSTAGE AND DELIVERY	1,130.49		
PRINTING AND REPRODUCTION	481.00		
PROFESSIONAL FEES	120,508.53		
RENT	14,574.36		
REPAIRS	486.32		
RESEARCH & DEVELOPMENT	3,348.31		
SUPPLIES	1,489.22		
TAXES	50.00		
TELEPHONE	2,799.49		
TRAVEL & ENTERTAINMENT	2,784.34		
UTILITIES	1,262.90		
TOTAL EXPENSES		282,531.67	
NET ORDINARY INCOME (LOSS)			(229,262.09)
OTHER INCOME			
CROWD FUNDING DONATION	61.31		
TOTAL OTHER INCOME		61.31	
NET INCOME			($229,200.78)

GAYER ASSOCIATES
Tax Consulting Service
30 Beekman Place, Suite 1-A
New York NY 10022

Tel: 212-758-0000
Fax: 212-832-6804

BIOSCULPTURE TECHNOLOGY, INC
BALANCE SHEET
AS OF DECEMBER 31, 2013

ASSETS			
CURRENT ASSETS			
CHECKING ACCOUNTS	$787.46		
TOTAL CHECKING/SAVINGS		$787.46	
OTHER CURRENT ASSETS			
INVENTORY ASSET	48,800.35		
PREPAID MEDIA CREDIT	15,393.25		
RENT SECUIRTY DEPOST	1,250.00		
TOTAL OTHER ASSETS		65,443.60	
TOTAL CURRENT ASSETS			$66,231.06
FIXED ASSETS			
DYES, TOOLS & MOLDS	263,524.00		
FURNITURE & FIXTURES	47,539.03		
TOTAL FIXED ASSETS			311,063.03
OTHER ASSETS			
EXCLUSIVE LICENSE	500,000.00		
TOTAL OTHER ASSETS			500,000.00
TOTAL ASSETS			$877,294.09
LIABILITIES & EQUITY			
LIABILITIES			
CURRENT LIABILITIES			
CREDIT CARDS -AMERICAN EXPRESS	$3,574.83		
TOTAL CURRENT LIABILITES		$3,574.83	
LONG TERM LIABILITIES			
VGM FINANCIAL SERVICES	73,345.48		
NOTE PAYABLE R. CUCIN	396,260.66		
TOTAL LONG TERM LIABILITIES		469,606.14	
TOTAL LIABILITIES			$473,180.97
EQUITY			
CAPITAL STOCK	2,589,620.53		
RETAINED EARNINGS	(2,185,507.41)		
TOTAL EQUITY			404,113.12
TOTAL LIABILITIES & EQUITY			$877,294.09

GAYER ASSOCIATES
Tax Consulting Service
30 Beekman Place, Suite 1-A
New York NY 10022

Tel: 212-758-0000
Fax: 212-832-6804

BIOSCULPTURE TECHNOLOGY, INC
STATEMENT OF CASH FLOWS

JANUARY 1, 2013 THROUGH DECEMBER 31, 2013

OPERATING ACTIVITIES		
NET INCOME	($228,925.78)	
ADJUSTMENT TO RECONCILE NET INCOME		
TO NET CASH PROVIDED BY OPERATIONS		
INVENTORY ASSET	8,154.00	
PREPAID MEDIA CREDIT	(15,393.25)	
ACCOUNTS PAYABLE	(17,661.94)	
PAYROLL LIABILITIES	(17.31)	
AMEX BUSINESS PURCHASE ACCT	801.84	
NET CASH PROVIDED BY OPERATING ACTIVITIES		($253,042.44)
FINANCING ACTIVITIES		
5% CONVERTIBLE NOTES-DAN HAMNER	(1,000.00)	
5% CONVERTIBLE NOTES-RANDY WOHISTETTER	(150,000.00)	
5% CONVERTIBLE NOTES-JOHN WOHISTETTER	(200,000.00)	
5% CONVERTIBLE NOTES-RICHARD YULES	(20,000.00)	
5% CONVERTIBLE NOTES-RICK STROTHER	(3,000.00)	
5% CONVERTIBLE NOTES-WILLIAM J. BOLOGNA	(10,000.00)	
5% CONVERTIBLE NOTES-HERBERT MAHLER	(20,000.00)	
NOTE PAYABLE J. CUCIN	(2,874.57)	
NOTE PAYABLE R. CUCIN	(27,000.11)	
CAPTIAL STOCK	686,120.53	
NET CASH PROVIDED BY FINANCING ACTIVITIES		252,245.85
NET CASH INCREASE FOR PERIOD		(796.59)
CASH AT BEGINNING OF PERIOD		1,584.31
CASH AT END OF PERIOD		$787.72

GAYER ASSOCIATES
Tax Consulting Service
30 Beekman Place, Suite 1-A
New York NY 10022

Tel: 212-758-0000
Fax: 212-832-6804

BIOSCULPTURE TECHNOLOGY, INC
STATEMENT OF INCOME
JANURAY 1, 2014 THROUGH APRIL 30, 2014

ORDINARY INCOME			
REIMBURSEMENT OF EXPENSE OUTLAY	$230.61		
SALES - RETAIL	12,977.00		
TOTAL INCOME		$13,207.61	
COST OF GOODS SOLD			
COST OF GOODS SOLD	739.23		
TOTAL COGS		739.23	
GROSS PROFIT		12,468.38	
EXPENSES			
ADVERTISING	1,949.72		
COMPUTER SERVICES & SUPPLIES	41.95		
EQUIPMENT RENTAL	92.22		
INSURANCE EXPENSE	18,266.30		
INTEREST EXPENSE	6,322.63		
OFFICE EXPENSE	420.00		
POSTAGE AND DELIVERY	1,105.31		
PROFESSIONAL FEES	1,450.00		
RENT	4,858.12		
REPAIRS	561.94		
RESEARCH & DEVELOPMENT	8,362.66		
TAXES	1,750.00		
TELEPHONE	1,538.10		
TRAVEL & ENTERTAINMENT	3,631.80		
UTILITIES	311.29		
TOTAL EXPENSES		50,662.04	
NET ORDINARY INCOME (LOSS)			($38,193.66)

GAYER ASSOCIATES
Tax Consulting Service
30 Beekman Place, Suite 1-A
New York NY 10022

Tel: 212-758-0000
Fax: 212-832-6804

BIOSCULPTURE TECHNOLOGY, INC
BALANCE SHEET
AS OF APRIL 30, 2014

ASSETS			
CURRENT ASSETS			
CHECKING ACCOUNTS	$973.02		
TOTAL CHECKING/SAVINGS		$973.02	
OTHER CURRENT ASSETS			
INVENTORY ASSET	48,061.12		
PREPAID MEDIA CREDIT	15,550.12		
RENT SECUIRTY DEPOST	1,250.00		
TOTAL OTHER ASSETS		64,861.24	
TOTAL CURRENT ASSETS			$65,834.26
FIXED ASSETS			
DYES, TOOLS & MOLDS	263,524.00		
FURNITURE & FIXTURES	47,539.03		
TOTAL FIXED ASSETS			311,063.03
OTHER ASSETS			
EXCLUSIVE LICENSE	500,000.00		
TOTAL OTHER ASSETS			500,000.00
TOTAL ASSETS			$876,897.29
LIABILITIES & EQUITY			
LIABILITIES			
CURRENT LIABILITIES			
SIMON TAYLOR, ESQ	$5,000.00		
THOMAS J PERKOWSKI, ESQ	49,872.40		
CREDIT CARDS -AMERICAN EXPRESS	5,061.53		
TOTAL CURRENT LIABILITES		$59,933.93	
LONG TERM LIABILITIES			
VGM FINANCIAL SERVICES	73,345.48		
NOTE PAYABLE R. CUCIN	432,845.82		
TOTAL LONG TERM LIABILITIES		506,191.30	
TOTAL LIABILITIES			$566,125.23
EQUITY			
CAPITAL STOCK	2,589,620.53		
RETAINED EARNINGS	(2,240,654.81)		
NET INCOME	(38,193.66)		
TOTAL EQUITY			310,772.06
TOTAL LIABILITIES & EQUITY			$876,897.29

GAYER ASSOCIATES
Tax Consulting Service
30 Beekman Place, Suite 1-A
New York NY 10022

Tel: 212-758-0000
Fax: 212-832-6804

BIOSCULPTURE TECHNOLOGY, INC
STATEMENT OF CASH FLOWS

JANUARY 1, 2014 THROUGH APRIL 30, 2014

OPERATING ACTIVITIES		
NET INCOME	($38,193.66)	
ADJUSTMENT TO RECONCILE NET INCOME		
TO NET CASH PROVIDED BY OPERATIONS		
INVENTORY ASSET	739.23	
PREPAID MEDIA CREDIT	(156.87)	
AMEX BUSINESS PURCHASE ACCT	1,211.70	
NET CASH PROVIDED BY OPERATING ACTIVITIES		($36,399.60)
FINANCING ACTIVITIES		
NOTE PAYABLE R. CUCIN	35,585.16	
NET CASH PROVIDED BY FINANCING ACTIVITIES		35,585.16
NET CASH INCREASE FOR PERIOD		(814.44)
CASH AT BEGINNING OF PERIOD		787.46
CASH AT END OF PERIOD		($26.98)

[Remainder of Page Deliberately Left Blank.]

BIOSCUPTURE TECHNOLOGY, INC.
STATEMENTS OF STOCKHOLDER'S EQUITY

	common Stock	Preferred Stock
From 1/1/2012 - 12/31/2012		
capital contribution	$1,903,500.00	$0.00
shares issued	$0.00	$0.00
shares repurchased	$0.00	$0.00
dividends paid	$0.00	$0.00
Net Loss	($1,771,185.44)	
Ending Equity	$132,314.56	$0.00
From 1/1/2013 - 12/31/2013		
capital contribution	$1,903,500.00	$0.00
shares issued	$686,120.53	$0.00
shares repurchased	$0.00	$0.00
dividends paid	$0.00	$0.00
Net Loss	($2,185,507.41)	
Ending Equity	$404,113.12	$0.00
From 1/1/2014 to 4/30/2014		
capital contribution	$2,589,620.53	$0.00
shares issued	$0.00	$0.00
shares repurchased	$0.00	$0.00
dividends paid	$0.00	$0.00
Net Loss	($2,278,848.47)	
Ending Equity	$310,772.06	$0.00

[Remainder of Page Intentionally Left Blank.]

BIOSCULPTURE TECHNOLOGY, INC.
NOTES TO FINANCIALSTATEMENTS
1/1/12 – 4/30/14

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES 1/1/12 – 4/30/14

Basis of Accounting

The financial statement of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Organization

BioSculpture Technology, Inc. is a U.S. Delaware C-corporation with a fiscal year from January 1 to December 31 filing taxes with the I.R.S. annually. As the company is an F.D.A. registered medical device manufacturer with one currently F.D.A. - cleared product line, it pays quarterly medical device excise taxes. All filings are current.

Inventory

Inventory has been valued on a last in, first out basis (LIFO).

Executive Salaries

No salaries or wages are accruing or deemed earned except as specifically indicated on the income statements.

NOTE 2: RELATED PARTY TRANSACTIONS 1/1/12 – 4/30/14

Note Payable to Robert L. Cucin

There is a Demand Note currently outstanding to Robert Cucin from the Company totaling $432,845.82 as of April 30, 2014. This mainly represents his Personal Guarantee on three interest bearing bank Lines of Credit but also some direct loans by him to the Company. His Personal Guarantee allows the Company to draw upon those Credit Lines with a low effective interest rate of approximately 4.31%. The breakdown of this Debt and the interest charged on each portion are as follows:

CHASE Line of Credit (5.0%), Personally Guaranteed	$208,786.00
CITIBANK Line of Credit (3.5%), Personally Guaranteed	$99,854.44
BANK OF AMERICA Line of Credit (3.99%), Personally Guaranteed	$32,424.68
Non-interest bearing Demand Note (0%)	$91,780.70
Total Note due Dr. Cucin	$432,845.82

The Company's business plan envisions paying down these three lines of credit and removing Dr. Cucin's Personal Guarantee. This Offering is large enough to obviate their need.

Tool Financing Guarantee by Robert L. Cucin

Dr. Cucin has also Personally Guaranteed the Tooling Financed by VGM; the balance due on that financing is approximately $77,881 and any accrued interest.

NOTE 3: NON-SALES INCOME - 1/1/2012 – 12/31/2012

Refund of Charge

The $270.03 refund of charge includes a $2.97 rebate from HP Direct's customer loyalty program on 5/29/12 and a courtesy $267.06 invoice adjustment in the Company's favor on 6/8/12 by Intepro Rapid Prototyping Services.

Reimbursement of Expense Outlay

The $441.17 Reimbursement of Expense Outlay represents multiple American Express Business Purchase Card rewards credits throughout the period pursuant to their customer loyalty program.

NOTE 4 – INCOME 1/1/13 – 12/31/2013

Refund of Charge

Adjustments of $9,163 and $8,498.94 to MicroGroup invoices for non-conforming cannulas supplied by them which required significant rework were made on 9/26/2013 as the final resolution of the matter. A HP Direct rewards credit of $13.74 was made pursuant to a customer loyalty program on 11/125/13.

NOTE 5: CAPITAL CONTRIBUTIONS - 1/1/2013 – 12/31/2013

Bondholder Principal and Interest Conversion in to Common Shares

On 8/26/13, $404,000 of bondholder's principal and $45,320 of accrued bondholder interest was converted into 202,230 shares of common stock;

H. Korthoff Common Stock Purchase

On 9//20/13, Herbert Korthoff purchased 50,972 shares of common stock in exchange for $100,000 cash and $10,900 of equitized consulting services.

T.J. Perkowsky Legal Fee Equitization

On 9/26/13, $110,900.53 of Thomas Perkowski, Esq.'s accrued and invoiced patent prosecution legal services, a then current liability, was equitized into 50,872 shares of common stock.

Media funding Group Stock Swap Agreement

On 8/27/13, 5,430 shares of common stocks were issued to the Media Funding Group in exchange for a $15,000 pre-paid advertising media credit pursuant to a media-for-stock swap agreement signed with them on 8/26/13.

NOTE 6: OUTSTANDING STOCK - 1/1/14-4/30/14

Classes of Stock Outstanding

BioSculpture Technology, Inc.'s Articles of Incorporation as amended on February 1, 2010 authorize two classes of shares, namely 20,000,000 common shares with a par value of $.001 and 10,000,000 preferred shares with a par value of $.001. Only 6,036,320 common shares have been issued as of 4/30/14 and are currently outstanding. No preferred shares have been issued to date or are currently outstanding.

I attest to the fact that the foregoing financial statements of BioSculpture Technology, Inc. are true and accurate.

Robert L. Cucin, M.D.

C.E.O.

5/28/2014

[

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

Reports to security holders:

(1) The Company will be a non-reporting company until such time as the company files quarterly and audited financial statements, and complies with the requirements of the Securities Exchange Act of 1934, as amended. The Company will be filing the following reports for shareholder review at www.AlternativeSecuritiesMarket.com

1. **Quarterly Un-Audited Financial Statements:** Company to furnish all Investors and Alternative Securities Markets Group a complete set of un-audited financial statements within 30 days of the close of each business quarter. Company's Quarterly Financial Statements to also be posted for public view on the Company's page at www.AlternativeSecuritiesMarket.com.
2. **Annual Audited Financial Statements:** Company to furnish to all Investors and Alternative Securities Markets Group a complete set of third party audited financial statements within 60 days of the close of each business year. Company's Annual Financial Statement to be posted for public view on the Company's page at www.AlternativeSecuritiesMarket.com.
3. **Monthly State of the Company Letter to Investors:** The CEO will issue to all Investors and to Alternative Securities Markets Group, a "Monthly State of the Company" letter detailing the current state of all business operations for the Company. Letter to be posted for public view on the Company's page at www.AlternativeSecuritiesMarket.com.
4. **Quarterly Conference Call:** The CEO or Executive of the Company will hold a quarterly video / telephone conference call with investors no sooner than 10 days, but no greater than 30 days, after the posting of the Company's quarterly financial report. The recorded Conference call will also be made available for public listen and/or viewing on the Company's Page at www.AlternativeSecuritiesMarket.com.
5. **Corporate Actions:** Company must disclose to all Investors and to Alternative Securities Markets Group all: Dividends, Stock Splits, New Stock Issues, Reverse Splits, Name Changes, Mergers, Acquisitions, Dissolutions, Bankruptcies or Liquidations. All must be reported to Investors and to Alternative Securities Markets Group no less than TEN CALENDAR DAYS prior to the record date.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

SIGNATURES

The Issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

BioSculpture Technology, Inc.

By: Mr. Robert L. Cucin, MD & JD

By: ______________________________

Name: Mr. Robert L. Cucin, MD & JD
Title: Founder, President, Chief Executive Officer & Senior Shareholder

By: Mr. Steven J. Muehler

By: ______________________________

Name: Mr. Steven J. Muehler, Alternative Securities Markets Group
Title: Advisor & Drafter of this Securities Registration Statement

Signature Certificate

Document Reference: JM6CGAJXZLDYA6ITEXY55X

RightSignature
Easy Online Document Signing

robertcucin.com
Party ID: 3LL7LAJDF52YXUPSCXBV7J
IP Address: 174.61.17.208
VERIFIED EMAIL: robert@cucin.com

Electronic Signature



Multi-Factor
Digital Fingerprint Checksum c2c923d9e74a93a0c4fbb1aba55e6d6a313ca8dd

Alternative Securities Markets Group
Party ID: FN44CWI6524AXINN9CFSUI
IP Address: 75.82.184.6
VERIFIED EMAIL: legal@asmmarketsgroup.com

Electronic Signature



Multi-Factor
Digital Fingerprint Checksum ac9eab31a1879d15f11303f4d4c27519bdad768d

Timestamp	Audit
2014-05-29 10:31:55 -0700	All parties have signed document. Signed copies sent to: robertcucin.com and Alternative Securities Markets Group.
2014-05-29 10:31:55 -0700	Document signed by robertcucin.com (robert@cucin.com) with drawn signature. - 174.61.17.208
2014-05-29 10:28:27 -0700	Document viewed by robertcucin.com (robert@cucin.com). - 174.61.17.208
2014-05-29 10:14:59 -0700	Document signed by Alternative Securities Markets Group (legal@asmmarketsgroup.com) with drawn signature. - 75.82.184.6
2014-05-29 10:14:24 -0700	Document viewed by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 75.82.184.6
2014-05-29 10:14:23 -0700	Document created by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 75.82.184.6

This signature page provides a record of the online activity executing this contract.

PART III – EXHIBITS

• EXHIBIT A : SUBSCRIPTION AGREEMENT	5 PAGES
• EXHIBIT B: Articles of Incorporation	7 PAGES

EXHIBIT A:

BioSculpture Technology, Inc.

C/O: Alternative Securities Markets Group

9107 Wilshire Blvd.

Suite 450

Beverly Hills, California 90210

LEGAL@ASMMARKETSGROUP.COM

Direct: (213) 407-4386

SUBSCRIPTION AGREEMENT

Common Stock Units 1 to 2,083,333

Subject to the terms and conditions of the shares of Common Stock described in the BioSculpture Technology, Inc. Offering Circular dated June 1st, 2014 (the "Offering"), I hereby subscribe to purchase the number of shares of Common Stock set forth below for a purchase price of $0.24 per share. Enclosed with this subscription agreement is my check (Online "E-Check" or Traditional Papery Check) or money order made payable to "BioSculpture Technology, Inc." evidencing $2.40 for each share of Common Stock Subscribed, subject to a minimum of ONE HUNDRED Common Stock Units ($240.00).

I understand that my subscription is conditioned upon acceptance by BioSculpture, Inc. Company Managers and subject to additional conditions described in the Offering Circular. I further understand that BioSculpture Technology, Inc. Company Managers, in their sole discretion, may reject my subscription in whole or in part and may, without notice, allot to me a fewer number of shares of Common Stock that I have subscribed for. In the event the Offering is terminated, all subscription proceeds will be returned with such interest as may have been earned thereon.

I certify that I have read the Offering Circular and that I am relying on no representations other than those set forth in the Offering Circular. I understand that when this subscription agreement is executed and delivered, it is irrevocable and binding to me. I further understand and agree that my right to purchase shares of Common Stock offered by the Company may be assigned or transferred to any third party without the express written consent of the Company ONLY through the Alternative Securities Markets Group's Securities Resale Portal at ***http://www.AlternativeSecuritiesMarket.com***, and that no public market for the Company's securities has been created or may be created in the future.

I further certify, under penalties of perjury, that: (1) the taxpayer identification number shown on the signature page of this Offering Circular is my correct identification number; (2) I am not subject to backup withholding under the Internal Revenue Code because (a) I am exempt from backup withholding; (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and (3) I am a U.S. citizen or other U.S. person (as defined in the instructions to Form W-9).

SUBSCRIPTION AGREEMENT (the "Agreement") with the undersigned Purchaser for _____________ Common Stock Units of BioSculpture Technology, Inc., with a par value of $0.001, at a purchase price **of $2.40 (TWO DOLLARS AND FORTY CENTS) per share** (aggregate purchase price: $__________________).

Made as of this ___________ day of _________________, 2014 by and between BioSculpture Technology, Inc., a Delaware Stock Corporation (the "Company"), and the Purchaser whose signature appears below on the signature line of this Agreement (the "Purchaser").

WITNESETH:

WHEREAS, the Company is offering for sale up to TWO MILLION EIGHTY-THREE THOUSAND THREE HUNDRED THIRTY-THREE Common Stock Units (the "Shares") (such offering being referred to as the "Offering").

NOW, THEREFORE, the Company and the Purchaser, in consideration of the mutual covenants contained herein and intending to be legally bound, do hereby agree as follows:

1 **Purchase and Sale**. Subject to the terms and conditions hereof, the Company shall sell, and the Purchaser shall purchase, the number of Shares indicated above at the price so indicated.

2. **Method of Subscription**. The Purchaser is requested to complete and execute this agreement online *or* to print, execute and deliver two copies of this Agreement to the Company, at **BioSculpture Technology, Inc., C/O: Alternative Securities Markets Group, 9107 Wilshire Blvd., Suite 450, Beverly Hills, California 90210**, payable by check to the order of **BioSculpture Technology, Inc.** in the amount of the aggregate purchase price of the Shares subscribed (the "Funds"). The Company reserves the right in its sole discretion, to accept or reject, in whole or in part, any and all subscriptions for Shares.

3 **Subscription and Purchase**. The Offering will begin on the effective date of the Offering Statement and continue until the Company has sold all of the Shares offered hereby or on such earlier date as the Company may close or terminate the Offering.

Any subscription for Shares received will be accepted or rejected by the Company within 30 days of receipt thereof or the termination date of this Offering, if earlier. If any such subscription is accepted, in whole or part, the Company will promptly deliver or mail to the Purchaser (i) a fully executed counterpart of this Agreement, (ii) a certificate or certificates for the Shares being purchased, registered in the name of the Purchaser, and (iii) if the subscription has been accepted only in part, a refund of the Funds submitted for Shares not purchased. Simultaneously with the delivery or mailing of the foregoing, the Funds deposited in payment for the Shares purchased will be released to the Company. If any such subscription is rejected by the Company, the Company will promptly return, without interest, the Funds submitted with such subscription to the subscriber.

4 **Representations, Warranties and Covenants of the Purchaser**. The Purchaser represents, warrants and agrees as follows:

(a) Prior to making the decision to enter into this Agreement and invest in the Shares subscribed, the Purchaser has received and read the Offering Statement. On the basis of the foregoing, the Purchaser acknowledges that the Purchaser processes sufficient information to understand the merits and risks associated with the investment in the Shares subscribed. The Purchaser acknowledges that the Purchaser has not been given any information or representations concerning the Company or the Offering, other than as set forth in the Offering Statement, and if given or made, such information or representations have not been relied upon by the Purchaser in deciding to invest in the Shares subscribed.

(b) The Purchaser has such knowledge and experience in financial and business matters that the Purchaser is capable of evaluating the merits and risks of the investment in the Shares subscribed and the Purchaser believes that the Purchaser's prior investment experience and knowledge of investments in low-priced securities ("penny stocks") enables the Purchaser to make an informal decision with respect to an investment in the Shares subscribed.

(c) The Shares subscribed are being acquired for the Purchaser's own account and for the purposes of investment and not with a view to, or for the sale in connection with, the distribution thereof, nor with any present intention of distributing or selling any such Shares.

(d) The Purchaser's overall commitment to investments is not disproportionate to his/her net worth, and his/her investment in the Shares subscribed will not cause such overall commitment to become excessive.

(e) The Purchaser has adequate means of providing for his/her current needs and personal contingencies, and has no need for current income or liquidity in his/her investment in the Shares subscribed.

(f) With respects to the tax aspects of the investment, the Purchaser will rely upon the advice of the Purchaser's own tax advisors.

(g) The Purchaser can withstand the loss of the Purchaser's entire investment without suffering serious financial difficulties.

(h) The Purchaser is aware that this investment involves a high degree of risk and that it is possible that his/her entire investment will be lost.

(i) The Purchaser is a resident of the State set forth below the signature of the Purchaser on the last age of this Agreement.

5 <u>**Notices.**</u> All notices, request, consents and other communications required or permitted hereunder shall be in writing and shall be delivered, or mailed first class, postage prepaid, registered or certified mail, return receipt requested:

(a) If to any holder of any of the Shares, addressed to such holder at the holder's last address appearing on the books of the Company, or

(b) If to the Company, addressed to the **BioSculpture Technology, Inc., 1701 South Flagler Drive, Suite 607, West Palm Beach, Florida 33401**, or such other address as the Company may specify by written notice to the Purchaser, and such notices or other communications shall for all purposes of this Agreement be treated as being effective on delivery, if delivered personally, or, if sent by mail, on the earlier of actual receipt or the third postal business day after the same has been deposited in a regularly maintained receptacle for the deposit of United States' mail, addressed and postage prepaid as aforesaid.

6. **Severability**. Should any one or more of the provisions of this Agreement be determined to be illegal or unenforceable, all other provisions of this Agreement shall be given effect separately from the provision or provisions determined to be illegal or unenforceable and shall not be affected thereby.

7. **Parties in Interest.** This Agreement shall be binding upon and inure to the benefits of and be enforceable against the parties hereto and their respective successors or assigns, provided, however, that the Purchaser may not assign this Agreement or any rights or benefits hereunder.

8. **Choice of Law.** This Agreement is made under the laws of the State of Delaware, and for all purposes shall be governed by and construed in accordance with the laws of that State, including, without limitation, the validity of this Agreement, the construction of its terms, and the interpretation of the rights and obligations of the parties hereto.

9 **Headings.** Sections and paragraph heading used in this Agreement have been inserted for convenience of reference only, do not constitute a part of this Agreement and shall not affect the construction of this Agreement.

10. **Execution in Counterparts.** This Agreement may be executed an any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute but one and the same instrument.

11. **Survival of Representations and Warranties.** The representations and warranties of the Purchaser in and with respect to this Agreement shall survive the execution and delivery of this Agreement, any investigation at any time made by or on behalf of any Purchaser, and the sale and purchase of the Shares and payment therefore.

12. **Additional Information.** The Purchaser realizes that the Shares are offered hereby pursuant to exemptions from registration provided by Regulation A and the Securities Act of 1933. The Shares are being offered ONLY TO RESIDENTS OF THE STATES OF:

- TBD

IN WITNESSES WHEREOF, the parties hereto have executed this Subscription Agreement as of the day and year first above written.

BioSculpture Technology, Inc.

By: ______________________________________
President

PURCHASER:

____
Signature of Purchaser

____
Alternative Securities Market Investment Account Number

EXHIBIT B:

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

BIOSCULPTURE TECHNOLOGY, INC.

The undersigned officer of Biosculpture Technology, Inc., a corporation formed under the General Corporation Law of the State of Delaware, in order to amend and restate the Certificate of Incorporation of said corporation, hereby certifies as follows:

1. The name of the corporation is Biosculpture Technology, Inc. (the "Corporation"). The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on May 15, 2001.

2. This Amended and Restated Certificate of Incorporation was duly adopted in accordance with Section 245 of the General Corporation Law of the State of Delaware. The amendments of the original Certificate of Incorporation contained herein were duly adopted in accordance with Section 242 of the General Corporation Law. The undersigned officer is the duly authorized President and Chief Executive Officer of the Corporation.

3. The registered office of the Corporation within the State of Delaware is to be located at 838 Walker Road, Suite 22-1, Dover, Kent County, Delaware 19904. The name of its registered agent at that address is State Street Corporate LLC.

4. The purpose of the Corporation is to conduct or promote any lawful business or purposes and to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

5. (a) The Corporation shall have authority to issue a total of 30,000,000 shares of capital stock, consisting of 20,000,000 shares of common stock with a par value of $0.001 per share and 10,000,000 shares of preferred stock with a par value of $0.001 per share. The designations and the powers, preferences and rights, and the qualifications, limitations and restrictions thereof, of the authorized capital stock of the Corporation are as provided for below in this Article 5. Except as otherwise provided in an amendment to this Certificate of

Incorporation or in a resolution or designation adopted by the Corporation's Board of Directors pursuant to Article 5(c) of this Certificate, the number of authorized shares of any class or classes of stock may be increased or decreased (but not below the number of shares then outstanding) by the affirmative vote of the holders of shares of stock of the Corporation representing a majority of the votes represented by all outstanding shares of stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

(b) Common Stock. The common stock of the Corporation shall have the following powers, preferences and rights, and shall be subject to the following qualifications, limitations and restrictions thereof, in addition to any other powers, preferences, rights, qualifications, limitations and restrictions afforded by the Delaware General Corporation Law:

(i) Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the common stock of the Corporation shall be entitled to receive, when and as declared by the Board of Directors, out of any assets legally available therefor, such dividends as may be declared from time to time by the Board of Directors;

(ii) upon the liquidation, dissolution or winding up of the Corporation, the available assets of the Corporation shall be distributed among the holders of the common stock of the Corporation, subject to any priorities, rights, preferences, powers, designations, qualifications, limitations and restrictions of any other classes or series of stock of the Corporation; and

(iii) the holder of each share of common stock shall have the right to one vote per share of common stock and shall be entitled to vote upon such matters and in such manner as may be provided by law, subject to the voting rights of other classes and series of stock of the Corporation; provided, however, that, except as otherwise required by law, holders of common stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation or pursuant to the General Corporation Law.

(c) Preferred Stock. Shares of preferred stock of the Corporation may be issued from time to time in one or more series as may be determined by the Corporation's Board of Directors, which is expressly vested with authority to adopt resolutions providing for such issuance. Any shares of preferred stock of the Corporation that may be redeemed, purchased or acquired by the Corporation may be reissued except as otherwise provided by law or by the terms of any series of preferred stock. The Board of Directors is expressly authorized to adopt and fix by resolution or resolutions the designations and the powers, preferences and rights of each series of preferred stock of the Corporation, and the qualifications, limitations and restrictions thereof, including without limitation:

(i) the serial designation of each series that shall distinguish it from other series;

(ii) the number of shares included in such series;

(iii) the dividends that holders of shares of such series shall be entitled to receive, the rate of such dividends or the method of determining such rate, any conditions upon which such dividends shall be paid, the times at which such dividends shall be payable, and the preference and relation of such dividends to the dividends payable on any other classes or series of stock;

(iv) whether dividends on the shares of such series shall be cumulative and the terms and timing of such cumulative dividends;

(v) the rights of the holders of the shares of such series of preferred stock upon voluntary or involuntary liquidation, dissolution, winding up, merger, consolidation or distribution or sale of assets of the Corporation, and the relative rights of priority, if any, of the shares of such series upon such events;

(vi) any obligation of the Corporation to purchase or

redeem shares of such series, the prices at which, the periods within which and the terms and conditions upon which the shares of such series may be purchased or redeemed, in whole or in part, whether at the option of the Corporation or at the option of the holders thereof or upon the happening of other events, and the terms of any sinking fund or purchase or redemption account provided for such shares;

(vii) whether or not the shares of such series shall be convertible or exchangeable, at the option of the holders thereof or at the option of the Corporation or upon the happening of other events, into shares of any other class or classes or series of stock of the Corporation, the price or rate of exchange or conversion and any adjustments applicable thereto;

(viii) whether or not the holders of shares of such series shall have voting rights different from, or in addition to, the voting rights otherwise provided by law or the voting rights of other classes or series of stock and the terms of any such different or additional voting rights; and

(ix) provisions that Section 502 or 503 of the California Corporations Code shall not apply in whole or in part with respect to distributions on shares junior to a class or series of preferred shares, including provisions that Section 502 or 503 shall not apply in connection with repurchases by the Corporation of its common stock from employees, officers, directors, advisors, consultants or other persons performing services for the Corporation or any subsidiary pursuant to agreements under which the Corporation has the option to repurchase such shares at cost upon the occurrence of certain events, such as the termination of employment.

6. The personal liability of the directors of the Corporation to the Corporation or its stockholders is hereby eliminated to the fullest extent permitted by the law of the State of Delaware, including Section 102(b)(7) of the Delaware General Corporation Law, as the same may be amended or supplemented. A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty

of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. If the Delaware General Corporation Law is amended to further reduce, or to authorize with the approval of stockholders or directors of the Corporation further reduction of, the liability of the Corporation's directors for breach of fiduciary duty, then a director of the Corporation shall not, to the fullest extent permitted by the Delaware General Corporation Law as so amended, be liable for any such breach.

7. The Corporation shall, to the fullest extent permitted by the law of the State of Delaware, including Sections 102(b)(7) and 145 of the Delaware General Corporation Law, as the same may be amended or supplemented, indemnify any and all directors and officers whom it shall have power to indemnify under such law from and against any and all expenses (including attorneys' fees and advancement of expenses), judgments, fines, settlement amounts and other liabilities imposed upon or reasonably incurred by such person in connection with any pending, threatened or completed action, suit or proceeding to which such person is, or is threatened to be, a party, both as to action in such person's official capacity and as to action of such person in any other capacity with the Corporation while holding such office, and also as to action of such person serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including service with respect to employee benefit plans), and from and against all other matters referred to in or covered by such law. The indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any law, bylaw, agreement, vote of stockholders or directors or otherwise. The indemnification hereunder shall inure to the benefit of the heirs, executors and administrators of any person entitled to such indemnification and shall continue as to a person who has ceased to be a director, officer, employee or agent of the Corporation.

8. The Corporation shall have the power, to the fullest extent permitted by the law of the State of Delaware, as the same may be amended or supplemented, to indemnify any and all employees, agents and persons whom it may have power to indemnify under such law from and against any and all expenses

(including attorneys' fees and advancement of expenses), judgments, fines, settlement amounts and other liabilities imposed upon or reasonably incurred by such person in connection with any pending, threatened or completed action, suit or proceeding to which such person is, or is threatened to be, a party, both as to action in such person's capacity as an employee, agent, officer or director of the Corporation and as to action of such person in any other capacity with the Corporation, and also as to action of such person serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including service with respect to employee benefit plans), and from and against all other matters referred to in or covered by such law. The indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any law, bylaw, agreement, vote of stockholders or directors or otherwise. The indemnification hereunder may inure to the benefit of the heirs, executors and administrators of any person entitled to such indemnification and may continue as to a person who has ceased to be a director, officer, employee or agent of the Corporation.

9. Elections of directors of the Corporation shall not be required to be by written ballot unless the bylaws of the Corporation shall so provide. Any director or the entire Board of Directors of the Corporation, including directors who are classified into classes of directors whose terms of office expire at different times, may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

10. In furtherance and not in limitation of any powers conferred by law, the Board of Directors of the Corporation shall have the power to adopt, amend or repeal bylaws of the Corporation.

11. The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation in any manner now or hereafter permitted or prescribed by applicable law, and all rights conferred on any stockholders hereunder are granted subject to such reserved right of the Corporation. No amendment, modification or repeal of Article 6, Article 7 or Article 8 of this Certificate shall increase or extend any liability of, or adversely affect any right of, any director, officer, employee or agent of the Corporation (or any other person for which Delaware law permits

the Corporation to provide indemnification or limitation of liability) in connection with any acts or omissions of such person occurring prior to such amendment, modification or repeal.

IN WITNESS WHEREOF, I have signed this certificate as of February 1, 2010.

Robert L. Cucin
President
Chief Executive Officer